EXHIBIT 2

ASSET PURCHASE AGREEMENT
between
SANOFI PASTEUR BIOLOGICS, LLC,
ACAMBIS RESEARCH LTD.,
and
EMERGENT BIOSOLUTIONS INC.
dated July 14, 2017
[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

ARTICLE 1	DEFINITIONS
1.1	Defined terms
1.2	Construction
1.3	Captions
1.4	Exhibits and Schedules; Incorporation by Reference
ARTICLE 2	TRANSFERRED ASSETS AND ASSUMED LIABILITIES
2.1	Transferred Assets; Excluded Assets
2.2	Assumed Liabilities; Excluded Liabilities
2.3	License Grant
ARTICLE 3	CONSIDERATION
3.1	Upfront Payment and Milestone Payments
3.2	Real Property Pro-Rations
3.3	Prepaid Amounts
3.4	Allocation of the Purchase Price
3.5	No Duplicative Adjustments or Payments
ARTICLE 4	CLOSING
4.1	Closing
4.2	Deliveries by the Seller
4.3	Deliveries by the Purchaser
ARTICLE 5	CONDITIONS PRECEDENT TO CLOSING
5.1	Mutual Conditions Precedent to Closing
5.2	Additional Conditions Precedent of the Purchaser
5.3	Additional Conditions Precedent of the Seller
ARTICLE 6	COVENANTS OF THE PARTIES PRIOR TO CLOSING
6.1	Operation of the Transferred Assets Pending the Closing
6.2	Efforts to fulfill conditions precedent
6.3	Litigation
6.4	Subsequent Disclosures
6.5	Regulatory Matters
6.6	Offer of Employment to Eligible Employees
6.7	Termination of Intra-Group Agreements
6.8	CDC Agreement
6.9	Title Insurance; Zoning Report and Survey
6.10	Transferred Employee and Supplier Notification
6.11	Estoppel Certificates
6.12	Environmental Insurance Policy; Phase I Environmental Site Assessments
6.13	SAP Data Migration
6.14	Card Access Control
ARTICLE 7	POST-CLOSING COVENANTS
7.1	Transfer of Books and Records
7.2	Consents pertaining to Transferred Contracts; Shared Contracts
7.3	Wrongfully transferred or retained assets and liabilities
7.4	Excluded Accounts Receivable
7.5	Payments under Transferred Contracts
7.6	Transferred Employees
7.7	Non-Solicitation of Employees
7.8	Insurance
7.9	Non-Competition
7.10	CDC Agreement and Novation Post-Closing
7.11	Utilities
7.12	Environmental Assessments
7.13	PDMA Fees
7.14	Further Actions
ARTICLE 8	REPRESENTATIONS AND WARRANTIES OF THE SELLER
8.1	Corporate Organization
8.2	Authority; Binding Effect
8.3	No Violations; Consents and Approvals
8.4	Title to Transferred Assets
8.5	Transferred Contracts
8.6	Transferred Tangible Personal Property; Transferred Books and Records
8.7	Real Property
8.8	Environmental Matters
8.9	Employees and Employee Benefit Plans
8.10	Labor Relations
8.11	Information and Consultation of Employee Representatives
8.12	Litigation
8.13	Compliance with Laws
8.14	Brokers and Finders
8.15	Intellectual Property
8.16	Inventory
8.17	Regulatory Compliance
8.18	Suppliers
8.19	Taxes
8.20	Seller Government Contracts
ARTICLE 9	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
9.1	Corporate Organization
9.2	Authority; Binding Effect
9.3	No Violations; Consents and Approvals
9.4	Capabilities
9.5	Brokers and Finders
9.6	No Other Representation or Warranty
9.7	Independent Assessment
ARTICLE 10	INDEMNIFICATION
10.1	Indemnification
10.2	Indemnification Process for Direct Claims
10.3	Indemnification Process for Third Party Claims
10.4	General Limitations on Indemnity Payments
10.5	Survival of Representations, Warranties and Covenants
10.6	Other Limitations
ARTICLE 11	TERMINATION
11.1	Conditions of Termination
11.2	Consequences of Termination
ARTICLE 12	GENERAL PROVISIONS
12.1	Confidentiality
12.2	Public Announcements
12.3	Notices
12.4	Expenses and Taxes
12.5	Amendments; Waiver
12.6	Entire Agreement
12.7	Severability
12.8	Bulk Sales Statutes
12.9	Binding Effect; No Assignment; No Third Party Beneficiaries
12.10	Specific Performance
12.11	Counterparts
12.12	Governing Law; Venue
12.13	Waiver of Jury Trial
12.14	No Other Representation or Warranty

LIST OF SCHEDULES AND EXHIBITS
Schedule 2.1.1(a)(ii)       Facility Permits
Schedule 2.1.1(b)           Transferred Tangible Personal Property
Schedule 2.1.1(c)            Transferred Contracts; Consents
Schedule 3.1.2        Milestone Events and Milestone Payments
Schedule 3.4        Seller's Allocation
Schedule 5.1(c)      Material Consents; Governmental Approvals
Schedule 6.1.2(c)(iii)    Facilities
Schedule 6.1.2(c)(iv)       Material Alterations
Schedule 6.1.2(d)            Transferred Employee Compensation
Schedule 6.5.2                  Regulatory Matters
Schedule 6.6.2                  Eligible Employee Offers
Schedule 6.7                     Intra-Group Agreements
Schedule 7.6.1                  Benefits
Schedule 7.6.6                  Severance Plan
Schedule 8.5.3      Material Transferred Contracts
Schedule 8.5.4                  Transferred Contracts
Schedule 8.6.1                  Transferred Tangible Personal Property Condition
Schedule 8.6.2                  Transferred Tangible Personal Property
Schedule 8.6.3                  Transferred Books and Records
Schedule 8.7.1(a)              Owned Real Property
Schedule 8.7.1(b)              Defective Improvements
Schedule 8.7.2                   Leased Real Property
Schedule 8.9.2                   Employees and Employee Benefit Plans
Schedule 8.15.7                 Intellectual Property - Key License Agreement
Schedule 8.16                    Inventory
Schedule 8.17.3                 Adverse Notices
Schedule 8.17.4                 Recalls
Schedule 8.17.5                 Regulatory Compliance
Schedule 8.18                    Suppliers
Schedule 8.19.1                 Tax Returns
Schedule 8.19.3                 Tax Proceedings

Schedule A           Knowledge of the Seller
Schedule B            Licensed Know-How
Schedule C            Prepaid Items
Schedule D           Shared Contracts
Schedule E            Transferred Books and Records
Schedule F            Transferred Patents
Schedule G            Transferred Regulatory Approvals
Schedule H            Transferred Trademarks
Schedule I              Viral Seeds
Schedule J             Working Cell Banks
Schedule K             Data Room
Schedule L             Transferred Intellectual Property
Schedule M            Knowledge of the Purchaser
Schedule N             Encumbrances to be Released
Schedule O             Unsatisfied Orders
Schedule P              Construction in Progress
Schedule Q             Seller Government Contracts
Schedule R             Transferred Domain Name

Exhibit A             Assignment and Assumption Agreement
Exhibit B             [Reserved]
Exhibit C             Bulk Manufacturing Agreement
Exhibit D             Deed of Sale
Exhibit E              Patent Assignment Agreement
Exhibit F              Pre-Novation Agreement
Exhibit G             Trademark and Domain Name Assignment Agreement
Exhibit H                Transitional Services Agreement
Exhibit I               Bill of Sale
Exhibit J              Purchaser FDA Transfer Letter
Exhibit K Seller FDA Transfer Letter
Exhibit L             Commonwealth Land Title Insurance Company's Form of Owner's Affidavit and Gap Indemnity
Exhibit M Estoppel Certificate
Exhibit N Sublicense Agreement
Exhibit O Guaranty

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement is made on July 14, 2017 (the "Execution Date"), by and between Sanofi Pasteur Biologics, LLC, a Delaware limited liability company ("SPB LLC") and Acambis Research Ltd., a private limited company incorporated under the laws of England and Wales ("Acambis" and together with SPB LLC, the "Seller"), and Emergent BioSolutions Inc., a Delaware corporation (the "Purchaser").  The Seller and the Purchaser are individually referred to as a "Party" and collectively as the "Parties."
Recital
WHEREAS, the Seller desires to sell, transfer and assign, or (as the case may be) cause its Affiliates to sell, transfer and assign, to the Purchaser, and the Purchaser desires to purchase and assume from the Seller and its Affiliates, all of the Transferred Assets and the Assumed Liabilities and license to use the Licensed Know-How, in each case, as more specifically provided herein;
WHEREAS, the Seller and the Purchaser will enter into a Transitional Services Agreement at Closing to establish the terms and conditions under which Seller will continue to perform certain services on behalf of the Purchaser for a limited period of time following the Closing;
WHEREAS, the Seller and the Purchaser will enter into the Pre-Novation Agreement at Closing to establish the terms and conditions under which the Seller will subcontract to the Purchaser the rights and obligations of the Seller under the CDC Agreement between the Closing Date and the earlier of the execution of the Novation Agreement or the end of the CDC Agreement; and
WHEREAS, the Seller and the Purchaser will enter into a Bulk Manufacturing Agreement at Closing to establish the terms and conditions under which the Purchaser will manufacture the JEVV (as defined below) on behalf of the Seller and Seller will supply to the Purchaser with certain materials necessary for manufacture of the JEVV.
NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the Parties hereto agree as follows:
ARTICLE 1	DEFINITIONS
1.1	Defined terms
As used in this Agreement, the following terms shall have the meanings set forth below:
"Affiliate" shall mean, as to any Person, any other Person which, directly or indirectly, controls, is controlled by, or is under common control with, such Person.  For the purpose of this definition, "control", "controlled by" or "under common control with" shall mean the possession of the power to direct or cause the direction of management and policies of such Person, whether through direct or indirect ownership of voting securities or otherwise.
"Agreement" shall mean this Asset Purchase Agreement, as the same may be amended or supplemented from time to time in accordance with the terms of this Agreement, including the Exhibits and Schedules hereto.
"Allocation" shall have the meaning given in Section 3.4.
"Allocation Objection Notice" shall have the meaning given in Section 3.4.
"Ancillary Agreements" shall mean the Assignment and Assumption Agreement, the Bill of Sale, an Assignment of Lease Agreement for each of the Finishing Facility and Supporting Facility, the Bulk Manufacturing Agreement, the Transitional Services Agreement, the Deed of Sale, the Pre-Novation Agreement, the Trademark and Domain Name Assignment Agreement, the Patent Assignment Agreement, the Purchaser FDA Transfer Letter, the Seller FDA Transfer Letter, the Estoppel Certificate, the Owner's Affidavit and Gap Indemnity certificate and the Sublicense Agreement.
"Antitrust Approval(s)" shall mean the approvals required or advisable to be obtained under any applicable antitrust or competition Laws in connection with the consummation of transactions contemplated by this Agreement in the United States of America.
"Antitrust Authority" shall mean any Governmental Authority having jurisdiction over enforcement of any applicable antitrust or competition Laws.
"Applicable FAR Regulations" shall have the meaning given in Section 7.10.
"Assignment and Assumption Agreement" shall mean the assignment and assumption agreement transferring the Transferred Contracts, Facility Permits and Equipment Warranties to be executed by the Seller or its Affiliates, on the one hand, and the Purchaser, on the other, substantially in the form of Exhibit A.
"Assignment of Lease Agreement" shall mean a full assignment or novation that expressly absolves SPB LLC of any further liability under the lease in respect of each of the Finishing Facility and Supporting Facility, to be executed by SPB LLC, the applicable landlord and the Purchaser, in the form required by the applicable landlord.
"Assumed Liabilities" shall have the meaning given in Section 2.2.1.
"Authorized Person" of any Person shall mean any officer or employee of such Person duly authorized to take the subject action.
"Bankruptcy Code" shall have the meaning given in Section 2.3.3.
"Bill of Sale" shall mean the bill of sale transferring the Transferred Assets to be executed by the Seller or its Affiliates for the benefit of the Purchaser, substantially in the form of Exhibit I.
"BLA" shall mean the FDA-approved biologics license application for the Product, as such biologics license application may be amended or supplemented as of the Closing Date, provided that for purposes of Section 8.17.5, "BLA" refers to the FDA-approved biologics license application for the Product, as it may be amended or supplemented as of the Execution Date.
"Bulk Manufacturing Agreement" shall mean a bulk manufacturing agreement for the JEVV between the Purchaser and the Seller, which is substantially in the form of Exhibit C.
"Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banks in the United States of America are obligated by Law or executive order to close.
"Cap" shall have the meaning given in Section 10.6.2.
"CBER" shall mean the Center for Biologics Evaluation and Research.
"CDC Agreement" shall mean the contract between SPB LLC (the successor to Acambis, Inc. and Sanofi Pasteur Biologics Co.) and the Centers for Disease Control and Prevention, Contract No. 200-2008-24959, effective as of April 1, 2008, as amended and modified or may be amended or modified immediately prior to the Closing.
"Certificate of Analysis" shall mean the certificate of analysis that includes a test name or procedure number, and the actual results of the tests.
"Closing" shall mean the closing of the transactions contemplated by this Agreement.
"Closing Date" shall have the meaning given in Section 4.1.
"Code" shall mean the Internal Revenue Code of 1986, as amended, or any successor law, and the rules and regulations promulgated thereunder or otherwise issued by the IRS pursuant to the Internal Revenue Code or any successor law.
"Confidential Information" shall have the meaning given in Section 12.1.1(a).
"Consent" shall mean any of the consents, approvals, authorizations, ratifications, and waivers of any Third Party that are necessary for the consummation of the transactions contemplated by this Agreement (other than Governmental Approvals and the Excluded Consents).
"Contract(s)" shall mean any contract, agreement, lease, sublease, license, sublicense or other legally binding commitment or arrangement, and includes any amendment, modification or supplement thereto.
"Control" shall mean, with respect to any Licensed Know-How or Transferred Intellectual Property, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign or grant a license, sublicense or other right to or under such Licensed Know-How or Transferred Intellectual Property, as provided for herein or in the Ancillary Agreements without violating the terms of any Contract with any Third Party.
"Current Indication" shall mean the current indication under the BLA as of the Execution Date.
"Data Extracts" shall mean standard SAP data extracts, as mutually agreed upon between the Seller and the Purchaser prior to the Closing; provided, however, that Data Extracts exclude any and all historical data.
"Data Room" shall mean the data room comprising the documents and other information relating to the Transferred Assets and the Assumed Liabilities made available by the Seller to the Purchaser or its Affiliates and Representatives as listed on the data room index set forth in Schedule K and accessible from November 9, 2016 until one Business Day before the Execution Date (both dates inclusive).  Schedule K shall include a marked draft of the data room index reflecting all documents added to the data room between the fifth Business Day before the Execution Date and the first Business Day before the Execution Date.
"Deductible" shall have the meaning given in Section 10.6.2(b).
"Deed of Sale" shall mean the deed of sale in the form attached hereto as Exhibit D to be executed by the Seller or its applicable Affiliate before a public notary and in proper form for recording.
"Develop" shall mean (and with correlative meanings "Develops," "Developed" and "Development") the activities necessary to support the submission of the Proposed PAS to the CBER.
 "Diligent Efforts" shall mean the performance by the Purchaser or its Affiliates of tasks [***].
"Direct Claim" shall have the meaning given in Section 10.2.
"Disclosed" shall mean (and with correlative meanings "Disclose," "Disclosing" and "Disclosure") (a) with respect to Seller, reasonably disclosed to the Purchaser in the Data Room or the Schedules of the Seller to this Agreement (as applicable), and (b) with respect to Purchaser, reasonably disclosed to the Seller in the Purchaser's disclosure schedules to this Agreement.
"Disclosing Party" shall have the meaning given in Section 12.1.4.
"Eligible Employees" shall have the meaning given in Section 6.6.1.
"Encumbrance" shall mean any mortgage, lien, pledge, easements, security interest or other encumbrance in respect of a particular property or asset.
"Environment" shall mean any land or subsurface strata, sediment, soil, groundwater, surface water, drinking water, air, wetlands or natural resources.
"Environmental Insurance Policy" shall mean that certain pollution legal liability insurance policy [***].
"Environmental Laws" shall mean all Laws applicable to the Facilities and the Owned Land in effect on the Execution Date relating to the regulation, protection or preservation of the Environment or that pertain to the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, Environmental Release, emission, disposal, re-use, recycling, or other management, contact or involvement with Hazardous Materials, including all amendments, Orders, permits, licenses, registrations, regulations, guidance and interpretations promulgated or issued thereunder.
"Environmental Matters" shall mean all known or unknown matters applicable to the Facilities and the Owned Land and giving rise to or resulting in: (a) pollution or contamination of the Environment or the presence, existence, disposal or Environmental Release of Hazardous Materials, in the Environment to the extent giving rise to Liability under Environmental Laws, including Liability to perform Remedial Action; (b) any personal injury to any Person, including illness and disease, resulting from the exposure to any Hazardous Materials; (c) harm or damage to, or restriction of use of property to the extent giving rise to Liability under Environmental Laws, including Liability to perform Remedial Action; or (d) a violation of or requirement to come into compliance with Environmental Laws or environmental permits.
"Environmental Release" shall mean any release, spill, emission, leak, pumping, pouring, emptying, injection, deposit, disposal, discharge, dispersal, leaching, escape or migration of Hazardous Materials from the Facilities into the Environment.
"Equipment Warranties" shall have the meaning given in Section 2.1.1(a).
"Estoppel Certificate" shall mean an estoppel certificate in the form attached hereto as Exhibit M.
"Excluded Accounts Receivable" shall have the meaning given in Section 2.1.2(c).
"Excluded Assets" shall have the meaning given in Section 2.1.2.
"Excluded Consents" shall mean the Antitrust Approval(s) and the novation of the CDC Agreement to be sought in accordance with Section 7.10.
"Excluded Items" shall mean (a) all books, documents, records and files prepared in connection with or relating to the transactions contemplated under this Agreement, including bids received from Third Parties and strategic, financial or Tax analyses relating to: the divestiture of the Transferred Assets, the Assumed Liabilities, license of Licensed Know-How and the Product, (b) confidentiality, joint defense or similar agreements with prospective purchasers of the Product, (c) trade secrets of Third Parties, (d) any attorney work product, attorney-client communications and other items protected by established legal privilege, unless the books and records can be transferred without losing such privilege, (e) human resources and any other employee books and records, (f) any financial, Tax and accounting records to the extent not related to the Product, (g) any items to the extent applicable Law prohibits their transfer and (h) electronic mail.
"Excluded Liabilities" shall have the meaning given in Section 2.2.2.
"Execution Date" shall have the meaning given in the preamble.
"Exploit" shall mean (and, with correlative meanings, the term "Exploitation" and "Exploiting") to make, have made, import, export, use, have used, sell, offer for sale, have sold, commercialize, register, hold or keep (whether for disposal or otherwise), transport, distribute, promote, market, manufacture, Develop or otherwise dispose of.
"Facilities" shall mean the Manufacturing Facility, the Finishing Facility and the Supporting Facility.
"Facility Permits" shall have the meaning given in Section 2.1.1(a).
"FAR" shall mean the Federal Acquisition Regulations, including applicable FAR supplements, and the Cost Accounting Standards.
"FDA" shall mean the United States Food and Drug Administration.
"Finishing Facility" shall mean the facility leased by Seller, located at 9920 Medical Center Drive, Rockville, Maryland, at which the Product is filled, labeled and packaged, and which is described further in Schedule 8.7.2.
"Fully Absorbed Cost" shall mean standard cost calculated as [***].
"Fundamental Warranties" shall mean the representations and warranties set forth in Sections 8.1 (Corporate Organization), 8.2 (Authority; Binding Effect), 8.4 (Title to Transferred Assets), 8.14 (Brokers and Finders), 9.1 (Corporate Organization), 9.2 (Authority; Binding Effect) and 9.5 (Brokers and Finders).
"GMP" shall mean the current good manufacturing practices as promulgated by the FDA and applicable Laws in the United States of America for the manufacture and testing of the Product.
"Governmental Approvals" shall mean any notices, reports or other filings to be made, or any consents, registrations, permits, Orders or authorizations to be obtained from any Governmental Authority (other than the Excluded Consents).
"Governmental Authority" shall mean any international, multinational, supranational, national, federal, territorial, state, provincial, regional or local judicial, legislative, executive or regulatory authority, quasi-governmental authority, or instrumentality, self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.
"Government Contract" shall mean any Contract entered into between the Seller or any of their respective Affiliates and any Governmental Authority.   The term "Government Contract" also includes any subcontract (at any tier) of the Seller or any of their respective Affiliates (i) with another entity under a prime contract held by the Seller or any of their respective Affiliates and (ii) with another entity that holds either a prime contract with a Governmental Authority or a subcontract (at any tier) under such a prime contract, in each case including any task orders or delivery orders issued under, or any modifications to, any such prime contract or subcontract that has not been closed by the Governmental Authority, such prime contractor or such subcontractor, as appropriate, and is actively being performed by the Seller or any of their respective Affiliates in support of the Product Business.  "Government Contract" shall include the CDC Agreement.
"Guaranty" shall mean the guaranty to be executed by the Purchaser, for the benefit of the Seller, substantially in the form of Exhibit O.
"Hazardous Materials" shall mean any material, chemical, compound, substance, mixture, waste or by-product (regardless of physical form or concentration) that (a) is hazardous, toxic, infectious, explosive, radioactive, carcinogenic, ignitable, corrosive, reactive, or otherwise deleterious to living things or the environment, or (b) is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws.  The term "Hazardous Materials" shall include without limitation any "hazardous substance" as defined, listed, designated or regulated under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended, any "hazardous waste" or "solid waste" as defined, listed, designated or regulated under Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended, polychlorinated biphenyls (PCBs), toxic mold, methyl-tertiary butyl ether (MTBE), lead-based paints, urea-formaldehyde foam insulation, asbestos or asbestos-containing materials, and petroleum, petroleum products or by-products (including crude oil or any fraction thereof), or, in each case, any equivalent Environmental Law.
"Healthcare Laws" shall mean all applicable Laws, codes, policies and guidelines that govern or relate to development, manufacturing or commercialization of a drug, device, biological or other medical item, including without limitation the (a) federal Food, Drug and Cosmetic Act (21 U.S.C. § 321 et seq.), (b) the federal False Claims Act (31 U.S.C. § 3729 et seq.), (c) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b) and (d) all applicable rules and regulations promulgated under, and other regulations that address the subject matter of any of the foregoing.  For clarity, "Healthcare Laws" do not include any Environmental Laws.
"HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
"IFRS" shall mean international financial reporting standards.
"Improvements" shall mean all buildings, fixtures, sidings, parking lots, roadways, structures, erections, fixed machinery, fixed equipment and appurtenances situated on, in, under, over or forming part of, the Manufacturing Facility.
"Indemnifiable Party" shall have the meaning given in Section 10.2.
"Indemnifying Party" shall have the meaning given in Section 10.2.
"Independent Expert" shall have the meaning given in Section 3.4.
"Intellectual Property" shall mean all of the following in all jurisdictions worldwide: Patent Rights, Trademarks, Trade Secrets, internet domain names, copyright (including without limitation the rights to copy, modify, create derivative works, and distribute), works of authorship fixed in any tangible medium of expression and in any medium, whether or not copyrightable, database rights, and moral rights, rights in designs, rights in inventions, rights in know-how and other intellectual property rights, in each case whether registered or unregistered, and all rights or forms of protection having equivalent or similar effect anywhere in the world; and "registered" includes registration and applications for registration and the right to file applications.
"Inventory" shall mean: (a) any finished Products, and (b) any raw materials, active ingredients, or work in progress of Products [***]; provided, that, for clarity, "Inventory" excludes (x) any inventory or raw materials, active ingredients or work in progress with respect to the JEVV and (y) any Viral Seeds and Working Cell Banks.
"JEVV" shall mean the Seller's novel, recombinant chimeric Japanese encephalitis virus vaccine, developed using the yellow fever virus vector YF 17D, marketed under the brand name IMOJEV® (JE-CV), and previously known as ChimeriVax™ (JE).
"Just Cause" shall be limited to the termination of a Transferred Employee's employment by the Purchaser as a direct result of the Transferred Employee's: [***].
"Key License Agreement" shall mean the Smallpox License Agreement, dated as of December 20, 2002 by and between Baxter Vaccine AG (now Nanotherapeutics Inc.) and Acambis Inc. (now SPB LLC), as amended by Amendment No. 1, dated and effective as of December 14, 2009 and Amendment No. 2 to the License Agreement, dated June 30, 2017, which Amendment No. 2 shall be effective as of the Closing Date.
"Knowledge of the Purchaser" shall mean the actual knowledge of each of the individuals, with respect to the designated subject matter for each such person, set forth on Schedule M, after reasonable internal inquiry.
"Knowledge of the Seller" shall mean the actual knowledge of each of the individuals, with respect to the designated subject matter for each such person, set forth on Schedule A, after reasonable internal inquiry.
"Law" shall mean any and all domestic or foreign, federal, state, provincial or local treaty, constitution, statute, law, common law, code, ordinance, binding policy, rule, regulation, Order, or permit of any Governmental Authority having jurisdiction over the assets or the properties of any Party and the operations thereof.
"Legal Proceeding" shall mean any claim, assertion, notice of a claim, summons, notice of violation, proceeding, formal investigation, inquiry, demand, action, suit, arbitration, mediation or alternative dispute resolution proceeding.
"Liability" shall mean all debts, liabilities, guarantees, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any contract or tort) and whether or not the same would be required by IFRS to be reflected in financial statements or disclosed in the notes thereto.
"Licensed Know-How" shall mean the data, information and documents, other than the Transferred Intellectual Property, used by or on behalf of Seller or its Affiliates as of the Closing Date for the manufacture or Development of the Product, are not generally known, are Controlled by Seller or its Affiliates as of the Closing Date and are set forth on Schedule B.
"Losses" shall have the meaning given in Section 10.1.1.
"Manufacturing Facility" shall mean the manufacturing facility of the Seller or its Affiliate, located at 90 Shawmut Drive, Shawmut Industrial Park, Canton, Massachusetts and described further in Schedule 8.7.1(a), including all Improvements thereto other than those Improvements relating to the manufacture of the JEVV specifically set forth in Schedule 8.7.1(a).
"Material Adverse Effect" shall mean a material adverse effect on, or a material adverse change in, the Transferred Assets, taken as a whole, or on the ability of the Seller or its Affiliates, as the case may be, to perform their respective obligations under, or consummate, the transactions contemplated by this Agreement; provided, however, no effect arising from or relating to the following will be deemed to constitute a Material Adverse Effect, or will be taken into account in determining whether a Material Adverse Effect has occurred: (a) any change in economic, political or legal conditions or financial markets generally, (b) any change or condition generally affecting the pharmaceutical industry, (c) changes in Laws or accounting standards, including interpretations thereof by courts or any other Governmental Authority, (d) the outbreak of war or acts of terrorism, or (e) the announcement of, or the taking of any action required by or with the consent of the Purchaser pursuant to, this Agreement; in each case solely with respect to clauses (a), (b), (c) or (d), if and to the extent that such change or effect does not (i) primarily relate only to (or have the effect of primarily relating only to) the Transferred Assets, the Assumed Liabilities or the Seller, or (ii) disproportionately adversely affect the Transferred Assets, the Assumed Liabilities or the Seller compared to other companies or businesses of similar size operating in the same industry as the Transferred Assets, the Assumed Liabilities or the Seller, respectively.  [***]
"Material Consents" shall mean the Consents set forth in Schedule 5.1(c).
"Material Transferred Contracts" shall mean the written contracts set forth on Schedule 2.1.1(c) and identified therein as material.
"Milestone Event" shall have the meaning given in Section 3.1.2.
"Milestone Payment" shall have the meaning given in Section 3.1.2.
"Minimum Claim Threshold" shall have the meaning given in Section 10.6.2(a).
"Notice" shall have the meaning given in Section 12.3.1.
"Novation Agreement" shall mean the agreement entered into among the Seller, Purchaser and U.S. Government that is in substantially the same form and format set forth in FAR 42.1204(i) and which sets forth the terms and conditions of the novation of the CDC Agreement to the Purchaser.
"Order" shall mean any award, judgment, decision, injunction, stipulation, order, ruling, subpoena, writ, determination, decree, consent decree, or verdict entered, issued, made or rendered by any arbitrator, mediator or Governmental Authority.
"Other Product Information" shall have the meaning given in Section 7.1.4.
"Owned Lands" shall mean the lands of the Manufacturing Facility described in Schedule 8.7.1(a), together with all appurtenant easements, rights-of-way and interests.
"Owned Real Property" shall mean the Manufacturing Facility together with the Owned Lands.
"Party" and "Parties" shall have the meanings given in the preamble.
"PAS" shall mean any Prior Approval Supplement to the approved Biological License Application for the Product.
"Patent Assignment Agreement" shall mean that certain patent assignment agreement in substantially the form of Exhibit E.
"Patent Rights" shall mean all patents, patent applications, and invention disclosures, including provisional and non-provisional patent applications (including utility patents, utility models, design patents, certificates of invention and applications for certificates of invention and related priority rights), design registrations, design registration applications, industrial designs, industrial design applications and industrial design registrations, and including any and all divisions, continuations, continuations in part, extensions, substitutions, renewals, registrations, revalidations, reversions, re-examinations, reissues or additions, of or to any of the foregoing items, and all rights and priorities afforded in any country under any applicable Law or otherwise with respect thereto.
"PDMA Fees" means the fees described in Section 9008 of the Patient Protection and Affordable Care Act, Pub. L. No. 111-148, as amended by Section 1404 of the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, as may be amended from time to time.
"Permitted Encumbrance" shall mean (a) Encumbrances for Taxes not yet due and payable, (b) mechanics' and materialmen's Encumbrances for construction in progress, as such construction is set forth on Schedule P, which are not yet due and payable, (c) workmen's, repairmen's, warehousemen's, landlord's and carriers' liens arising in the ordinary course of business which are not yet due and payable, (d) title defects or irregularities, encroachments, restrictive covenants, registered or unregistered easements or rights of way, and other registered or unregistered restrictions or other encumbrances affecting the use of the Owned Real Property if such title defects, irregularities, easements, rights of way or restrictions do not result in a Material Adverse Effect upon the Purchaser's ability to use the Owned Real Property after the Closing in the same manner as the Seller used the Owned Real Property as of the Execution Date; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of the Product Business as it exists as of the Execution Date, (f) all matters shown on the Title Commitment (other than voluntary monetary Encumbrances) or the Survey as of the Execution Date; (g) zoning, entitlement and other land use and environmental regulations by any Governmental Authority or registered agreements with municipalities or public utilities (provided, however, that such regulations or agreements have not been materially violated by any existing Improvement or the use of the Owned Real Property as used in the Product Business, as it exists as of the Execution Date), (h) (i) in the case of any Transferred Tangible Personal Property that is leased or Seller Leased Real Property, the rights of any lessor (or sublessor) under the applicable written lease (or sublease) Contract as Disclosed to the Purchaser in the Data Room or any Encumbrance granted by any lessor (or sublessor) or any Encumbrance to which the applicable lease (or sublease) is subject as Disclosed to the Purchaser in the Data Room, and (ii) the rights of the grantor of any easement or any Encumbrance granted by such grantor on such easement property as shown on the Title Commitment or the Survey, in each case, as of the Execution Date, (i) the Key License Agreement as it exists as of the Execution Date, (j) terms and conditions of any leases Disclosed to the Purchaser in the Data Room assumed by the Purchaser, (k) any right reserved to any Governmental Authorities to regulate the affected Owned Real Property or Seller Leased Real Property as exists as of the Execution Date, (l) with respect to the CDC Agreement, the execution by the United States Government of the Novation Agreement or (m) Encumbrances set forth on Schedule N that will be released prior to or as of the Closing.
"Person" shall mean any individual, corporation, partnership (whether general, limited or limited liability), association, joint venture, limited liability company, joint stock company, unincorporated organization, trust or other legal entity or organization, in each case, having legal personality, or the right to sue in its own name.
"Pre-Novation Agreement" shall mean that certain agreement entered into to subcontract the obligations of the Seller under the CDC Agreement to the Purchaser, in substantially the form of Exhibit F.
"Prepaid Amounts" shall mean the aggregate amounts paid by the Seller or its Affiliates prior to Closing constituting payment for the Prepaid Items.
"Prepaid Items" shall mean the items set forth on Schedule C.
"Product" shall mean the ACAM2000 lyophilized live smallpox vaccine for the Current Indication, as set forth in [***] (as [***] may be amended or supplemented prior to the Closing).
"Product Business" shall mean the Exploitation of the Product for the Current Indication, as conducted by the Seller and its Affiliates.
"Product Information" shall have the meaning given in Section 7.1.4(c).
"Proposed PAS" shall have the meaning given in Schedule 3.1.2.
"PTO" shall mean paid time off and includes vacation, floating holidays, holidays fixed by policy of the Purchaser or the Seller (as applicable), sick days and personal days.
"Purchase Price" shall mean the sum of the Upfront Payment, and to the extent actually paid by the Purchaser in accordance with Section 3.1 and Section 3.3 respectively, the Milestone Payments and the Prepaid Amounts.
"Purchaser" shall have the meaning given in the preamble.
"Purchaser Accounts Receivable" shall have the meaning given in Section 2.1.1(k).
"Purchaser FDA Transfer Letter" shall mean the letter to FDA in the form attached as Exhibit J, transferring the rights to the Transferred Regulatory Approvals issued by FDA from the Seller.
"Purchaser Indemnified Parties" shall have the meaning given in Section 10.1.1.
"Purchaser Provided Assets" shall mean assets and other resources that (a) relate to the sale and distribution of the Product other than under the CDC Agreement, (b) are manufacturing, quality or other resources not specific to the Product, (c) can be commercially acquired (including office space, furniture and office equipment), (d) are Contracts that are not specific to the Product, (e) are made available or provided by Seller or its Affiliates as a service under this Agreement or the Transitional Services Agreement or any other Ancillary Agreement or (f) are not material to the conduct of the Product Business as it exists as of the Closing Date.
"Purchaser SAP Systems" shall mean the installation of SAP intended to be used by the Purchaser and its Affiliates in connection with the Product as of the Closing Date.
 "Purchaser's Subsequent Title Notice" shall have the meaning given in Section 6.9.3.
"Real Property" shall mean the Seller Leased Real Property and the Owned Real Property.
"Regulatory Approval" shall mean, with respect to the Product, any and all approvals (including biologics license applications, and supplements and amendments thereto and INDs), licenses, registrations, permits, consents or authorizations of any Governmental Authority necessary to commercially distribute, sell, market or otherwise Exploit the Product, including pre- and post-approval marketing authorizations and labeling approvals.
"Relevant Information" shall have the meaning given in Section 7.1.3.
"Remedial Action" shall mean the investigation, remediation, cure, removal, containment, neutralization, monitoring or other applicable response action undertaken with respect to the presence or release of any Hazardous Materials, pollution or contamination on or originating from the Facilities to the extent required under Environmental Laws or by final and binding demands from Governmental Authorities or other Persons.
"Representatives" shall have the meaning given in Section 12.1.1(b).
"Required Notifications" shall have the meaning given in Section 6.2.2(a).
"Responsible Contracting Officer" shall have the meaning given in Section 7.10.1.
"Scheduled Inventory" shall have the meaning given in Section 8.16.
"Second Milestone Event" shall have the meaning given in Schedule 3.1.2.
"Securities Regulator" shall have the meaning given in Section 12.2.2.
"Seller" shall have the meaning given in the preamble.
"Seller's Allocation" shall have the meaning given in Section 3.4.
"Seller Compensation and Benefit Plans" shall mean: (a) all bonus, vacation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option, incentive, severance or change-in-control plans or other similar plans, policies, arrangements or agreements; (b) all medical, dental, disability, health and life insurance plans; and (c) all other employee benefit and fringe benefit plans, policies, arrangements or agreements, in the case of each of (a) through (c), maintained or contributed to by the Seller or any of its Affiliates for the benefit of any of the Transferred Employees or their beneficiaries.
"Seller FDA Transfer Letter" shall mean the letter to FDA in the form attached as Exhibit K, transferring the rights to the Transferred Regulatory Approvals issued by FDA to the Purchaser.
"Seller Government Contracts" shall mean the Government Contracts scheduled on Schedule Q.
"Seller Indemnified Parties" shall have the meaning given in Section 10.1.2.
"Seller Leased Real Property" shall have the meaning given in Section 8.7.2(a).
"Seller SAP Systems" shall mean the installation of SAP used exclusively by the Seller and its Affiliates in connection with the Product as of the Execution Date.
"Sensitive Information" shall have the meaning given in Section 12.2.2.
"Shared Contracts" shall mean the contracts of the Seller or its Affiliates which are applicable to the Facilities but not exclusively applicable to the Facilities and which are set forth on Schedule D, as such Schedule may be updated by the Seller not less than three Business Days prior to the Closing Date solely to include rights and interests under any additional Contract applicable to the Facilities but not exclusively applicable to the Facilities, provided, however, the Purchaser may request to remove an additional Contract from such Schedule with the consent of the Seller, which consent shall not be unreasonably withheld.
"Sublicense Agreement" shall mean a sublicense agreement between Emergent Biodefense Operations Lansing, LLC and the Seller, which is substantially in the form of Exhibit N.
"Subsequent Event" shall have the meaning given in Section 6.4.
"Subsequent Title Encumbrances" shall have the meaning give in Section 6.9.3.
"Supporting Facility" shall mean the facility leased by Seller or its Affiliate, located at 50 Shawmut Drive, Shawmut Industrial Park, Canton, Massachusetts, which provides warehousing, offices, labs and a Good Manufacturing Practices cold storage room, and which is described further in Schedule 8.7.2.
"Survey" shall have the meaning given in Section 6.9.1.
"Tax Return" shall mean any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any amended return, extension request with respect thereto and any schedule or attachment thereto.
"Taxes" shall mean all taxes, charges, fees, duties (including customs duties), levies or other assessment, whether national, federal, regional, foreign, state, provincial, territorial, municipal or local, including taxes on profits, revenues, turnover, sales, purchases, consumption, gains and income taxes, arising on the sale, license, hire, gift or other disposal of any assets which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto.
"Termination Date" shall have the meaning given in Section 10.5.
"Territory" shall mean worldwide.
"Tests" shall mean all environmental, engineering, geotechnical, geological, hydraulic and architectural investigations, surveys, audits, evaluations, examinations, inspections, studies, analyses, sampling and tests performed at the Facilities or adjacent properties; including without limitation, all borings and perforations necessary for soil and groundwater testing, provided that all invasive tests require the Seller's reasonable prior written consent.
"Third Party" shall mean any Person who is not a Party.  "Third Party" shall not include any Affiliate of a Party.
"Third Party Claim" shall have the meaning given in Section 10.3.1.
"Third Party Claim Notice" shall have the meaning given in Section 10.3.1.
"Title and Survey Objections" shall have the meaning given in Section 6.9.2.
"Title Commitment" shall have the meaning given in Section 6.9.1.
"Title Company" shall have the meaning given in Section 6.9.1.
"Trademark" shall mean any word, name, symbol, color, product shape, designation or device or any combination thereof that functions as a source identifier, including any trademark, trade dress, brand mark, service mark, trade name, brand name, product configuration, logo or business symbol, whether or not registered.
"Trademark and Domain Name Assignment Agreement" shall mean that certain trademark and domain name assignment agreement in substantially the form of Exhibit G.
"Trade Secrets" shall mean all "Trade Secrets" as defined in the Uniform Trade Secrets Act.
"Transfer Taxes" shall mean any federal, state, provincial, county, local, foreign or other sales, use, transfer, conveyance, documentary transfer, recording or other similar Tax, fee or charge imposed upon the sale, transfer or assignment of property or any interest therein or the recording thereof, and any penalty, addition to Tax or interest with respect thereto, but such term will not include any Tax on, based upon or measured by, the net income, gains or profits from such sale, transfer or assignment of the property or any interest thereon.
"Transferred Assets" shall have the meaning given in Section 2.1.1.
"Transferred Books and Records" shall mean the books and records set forth on Schedule E for the three years prior to the Execution Date and through the Closing Date, which books and records exclusively relate to the Product or the Transferred Assets in the Territory and which are in the possession or control of the Seller or its Affiliates; provided, however, that, subject to the provisions of Section 7.1, the Transferred Books and Records shall not include, in all cases, the books and records of the Seller or its Affiliates, to the extent relating to (a) the Excluded Items or (b) the JEVV (or its manufacture or other exploitation). For avoidance of doubt, Transferred Books and Records shall include the entire contract administration file for the CDC Agreement, to the extent in the possession or control of the Seller or its Affiliates.
"Transferred Contracts" shall have the meaning given in Section 2.1.1(c).
"Transferred Domain Name" shall mean the domain name set forth on Schedule R.
"Transferred Employees" shall mean the Eligible Employees who have accepted the Purchaser's offer of employment made pursuant to Section 6.6.2, no later than the Closing Date.
"Transferred Intellectual Property" shall mean the Transferred Trademarks, the Transferred Patents, the Transferred Domain Name and the other Intellectual Property (if any) set forth on Schedule L.
"Transferred Leases" shall have the meaning given in Section 8.7.2(a).
"Transferred Patents" shall mean the Patent Rights set forth on Schedule F.
"Transferred Product Regulatory Documentation" shall mean (a) a copy of the BLA as it exists as of the Closing Date, (b) all documentation comprising the Transferred Regulatory Approvals, (c) all correspondence and reports necessary to, or otherwise limiting the ability to, commercially distribute, sell, market, manufacture or Develop the Product in the Territory submitted to or received from Governmental Authorities in the Territory (including minutes and official contact reports relating to any communications with any Governmental Authority) and relevant adverse event files and complaint files and (d) the global safety database (which shall transfer at Closing or as otherwise specified in the Transitional Services Agreement), in the case of each of (b), (c) and (d), with respect to the Product and to the extent exclusively related to the Product in the Territory, in each case, for the period prior to the Closing Date, to the extent in the possession or control of the Seller or its Affiliates and in the form currently maintained by Seller (e.g., electronic), but excluding, in all cases, the Excluded Items.
"Transferred Regulatory Approvals" shall mean the Regulatory Approvals listed in Schedule G, in each case, in the form currently maintained by Seller (e.g., electronic).
"Transferred Tangible Personal Property" shall have the meaning given in Section 2.1.1(b).
"Transferred Trademarks" shall mean the Trademarks set forth on Schedule H.
"Transitional Services Agreement" shall mean a transitional services agreement between the Purchaser and the Seller, and, as applicable, its Affiliates, which is substantially in the form attached hereto as Exhibit H, as listed in Section 4.2(f).
"Unsatisfied Order" shall mean any order from a Third Party for the Product accepted by the Seller or any of its Affiliates, as the case may be, on or prior to the Closing Date, but which has not shipped to such Third Party by or on behalf of the Seller or its Affiliates on or before the Execution Date, including any outstanding commitments by Seller to supply Product under the CDC Agreement.  For the avoidance of doubt, Unsatisfied Orders shall include all delivery orders set forth on Schedule O.
"Upfront Payment" shall have the meaning given in Section 3.1.1.
"Viral Seeds" shall mean virus seeds, as described in Schedule I.
"WetVax Deliverable" shall mean the purchase order issued by the CDC on May 11, 2017 for potency testing services in relation to the liquid WetVax smallpox vaccine owned by the Government and stored in the Strategic National Stockpile (SNS).
"Working Cell Banks" shall mean those Third Party working vero cell banks licensed to Seller under the Key License Agreement and held for use for initiation of production cell cultures for the Product on a lot by lot basis and having the lot numbers set forth on Schedule J.
"Zoning Report" shall have the meaning given in Section 6.9.1.
1.2	Construction
1.2.1
The words "hereof," "herein," "hereinafter," "hereinabove" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  A reference to an Article, Section, Schedule or Exhibit is, except as otherwise expressly stated, a reference to an Article or Section of, or a Schedule or Exhibit to, this Agreement.

1.2.2
Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.  Whenever required by the context, any pronoun used in this Agreement will include the corresponding masculine, feminine or neuter forms.

1.2.3	The words "include," "includes" and "including" and words of similar import will be by way of example rather than by limitation.
1.2.4	The word "or" is used in the inclusive sense (and/or).
1.2.5	References to monetary amounts are denominated in United States Dollars.
1.3	Captions
The captions appearing in this Agreement and the Ancillary Agreements are inserted only as a matter of convenience and as a reference and in no way define, limit or describe the scope or intent of such agreements or any of the provisions thereof.
1.4	Exhibits and Schedules; Incorporation by Reference
1.4.1	The Schedules attached to this Agreement each when delivered, are incorporated by reference into and made a part of this Agreement.
1.4.2
There may be included in the Data Room or the Schedules items and information that are not "material," and such inclusion shall not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is "material," or to affect the interpretation of such term for purposes of this Agreement.  Matters reflected in the Data Room or the Schedules are not necessarily limited to matters required by this Agreement to be disclosed therein.  The Schedules each set forth items of disclosure with specific reference to the particular Section or sub-Section of this Agreement to which the information in the applicable disclosure relates; provided, however, that any information set forth in one Section of the Schedules will be deemed to apply to each other Section or sub-Section thereof to which its relevance is reasonably apparent on its face.

ARTICLE 2	TRANSFERRED ASSETS AND ASSUMED LIABILITIES
2.1	Transferred Assets; Excluded Assets
2.1.1
Upon the terms and subject to the conditions of this Agreement, on the Closing Date, the Seller shall, or (as the case may be) shall cause its Affiliates to, sell, assign, transfer, convey and deliver to the Purchaser all of the Seller's or its Affiliates' right, title and interest to, in and under the Transferred Assets, free and clear of all Encumbrances, other than Permitted Encumbrances, and the Purchaser shall purchase, acquire and assume the Transferred Assets from the Seller or its Affiliates.  For the purposes of this Agreement, "Transferred Assets" shall mean the following:

(a)
(i) the Owned Real Property, including all Improvements, (ii) to the extent transferrable, all certificates, licenses, permits, authorizations and approvals issued or granted to the Seller or its Affiliates by Governmental Authorities for the Manufacturing Facility, the Finishing Facility or the Supporting Facility or the current operation thereof, including the certificates, licenses, permits, authorizations, approvals set forth on Schedule 2.1.1(a)(ii) (the "Facility Permits"), and (iii) to the extent transferrable, all of the Seller's right, title and interest, if any, under any Third Party warranties relating to the Improvements and the equipment at the Facilities (other than equipment used exclusively in connection with the JEVV) (the "Equipment Warranties");

(b)
except if used exclusively in connection with the JEVV and excluded in accordance with Section 2.1.2(h), the tangible personal property and interests therein, including machinery and equipment (other than Improvements), equipment, furniture, furnishings physically located at the Manufacturing Facility, the Finishing Facility or the Supporting Facility set forth on Schedule 2.1.1(b) (which Schedule 2.1.1(b) may be updated by the Seller no later than three Business Days prior to the Closing Date) (the "Transferred Tangible Personal Property");

(c)
subject to Sections 7.2 and 7.10, (i) all rights of the Seller and its Affiliates under the Contracts set forth on Schedule 2.1.1(c), as such Schedule may be updated by the Seller not less than three Business Days prior to the Closing Date solely to include rights and interests under any additional Contract relating to the Product or the Transferred Assets, provided, however, the Purchaser may request to remove an additional Contract from such Schedule with the consent of the Seller, which consent shall not be unreasonably withheld (the "Transferred Contracts"), including any cause of action, lawsuit, judgment, claim or demand with respect to such Transferred Contracts (other than in respect of the Excluded Liabilities) and (ii) all rights in any Unsatisfied Orders arising under the CDC Agreement;

(d)	subject to Section 7.1, all Transferred Books and Records;
(e)	the Inventory existing on the Closing Date;
(f)	Transferred Regulatory Approvals;
(g)	Transferred Product Regulatory Documentation;
(h)	the Viral Seeds existing as of the Closing Date and in the possession of the Seller or its Affiliates;
(i)
the Transferred Intellectual Property, including any cause of action, lawsuit, judgment, claim or demand with respect to such Transferred Intellectual Property (other than in respect of the Excluded Liabilities);

(j)	the Prepaid Items; and
(k)	the rights to the accounts receivable for the Unsatisfied Orders, whether filled prior to or after the Closing Date (the "Purchaser Accounts Receivable").
2.1.2
Any assets, rights and business of the Seller or its Affiliates other than the Transferred Assets shall be retained and are not being sold, assigned, transferred, conveyed or delivered to the Purchaser (the "Excluded Assets"), including:

(a)	cash and cash equivalents (including investments and securities) and all bank or other deposit accounts of the Seller and any of its Affiliates;
(b)	any Intellectual Property of the Seller and any of its Affiliates, other than the Transferred Intellectual Property;
(c)
any rights to the accounts receivable, including for any activities conducted by the Seller under the CDC Agreement prior to or on the Closing Date [***] (collectively, the "Excluded Accounts Receivable"). For the avoidance of doubt, (i) the Purchaser Accounts Receivable and (ii) amounts due to the Purchaser under the Pre-Novation Agreement, are not included in the Excluded Accounts Receivable;

(d)	any cause of action, lawsuit, judgment, claim or demand of the Seller or any of its Affiliates in respect of the Excluded Liabilities or the Excluded Assets;
(e)
any rights to insurance policies of the Seller or any of its Affiliates, any refunds paid or payable in connection with the cancellation or discontinuance of any such policies or practices and any claims made or proceeds paid or payable under such policies other than in respect of the Transferred Assets or the Assumed Liabilities;

(f)
any Seller Compensation and Benefit Plan, any assets of, or set aside in respect of any Seller Compensation and Benefit Plan or any other compensation and benefit plans, programs, policies or arrangements sponsored or otherwise made available by the Seller or any of its Affiliates;

(g)	all rights in the JEVV;
(h)	all right, title and interest in any assets and tangible property located at the Facilities that are used exclusively in connection with the JEVV and any and all improvements thereon;
(i)	any rights of the Seller and its Affiliates under this Agreement and any Ancillary Agreements;
(j)	any tangible personal property other than the Transferred Tangible Personal Property; and
(k)	any other asset, property or right not included in the definition of Transferred Assets.
2.2	Assumed Liabilities; Excluded Liabilities
2.2.1
Upon the terms and subject to the conditions of this Agreement, without limiting the rights of the Purchaser or its Affiliates under Article 10 in respect of the representations and warranties of the Seller contained in Article 8, on the Closing Date, the Purchaser shall assume and become liable solely for the following Liabilities of the Seller or (as the case may be) its Affiliates (the "Assumed Liabilities"):

(a)
any Liability arising in respect of the period on and after the Closing Date in respect of or relating to the Transferred Assets or the Facilities or performance or non-performance by the Purchaser or its Affiliates of any of the Transferred Contracts, including (i) any Liability arising out of or relating to the return from and after the Closing Date of any Product manufactured, packaged or stored at the Facilities and (ii) any Liability arising out of or relating to the Inventory existing on the Closing Date;

(b)
without limiting clause (a), any Liability arising out of or related to the Exploitation of the Product (including the Inventory) to the extent accruing in respect of, and arising on or after, the Closing Date, including the obligation to replace expired diluent under the CDC Agreement;

(c)
without limiting clause (a), any Liability arising out of or related to Environmental Matters, including any Liability for Remedial Actions with respect to Environmental Matters whether arising before, on or after, the Closing Date;

(d)
without limiting clause (a) or (b), any Liability arising out of or related to the obligation to supply Product under the CDC Agreement, including any obligation to fulfill Unsatisfied Orders under the CDC Agreement;

(e)	one-half of any Transfer Taxes arising from or relating to the consummation of the transactions contemplated by this Agreement; and
(f)
any Liability arising in respect of the employment or termination of employment of the Transferred Employees by the Purchaser or its Affiliates on or after the Closing Date, except as specifically described in Section 2.2.2(b).

2.2.2
Any Liability of the Seller or its Affiliates other than the Assumed Liabilities (the "Excluded Liabilities") shall be retained by the Seller.  For the avoidance of doubt, the following Liabilities shall be Excluded Liabilities:

(a)	one-half of any Transfer Taxes arising from or relating to the consummation of the transactions contemplated by this Agreement; and
(b)
any Liability arising directly as a result of the termination by Seller or its Affiliates of employment of the Eligible Employees effective as of or prior to the Closing, unless such Liability arises as a result of Purchaser's breach of its obligations under Sections 6.6 (Offer of Employment to Eligible Employees) (except to the extent that it results from a breach by Seller or Affiliates of its obligations under Section 6.6) or 7.6 (Transferred Employees).

2.3	License Grant
2.3.1
The Seller grants to the Purchaser a non-transferable, non-exclusive, perpetual, fully paid-up, irrevocable license to the Licensed Know-How to Exploit the Product for the prevention and treatment of small pox infections in humans in the Territory.

2.3.2
The Purchaser shall have the right to grant sublicenses under the license granted in Section 2.3.1 through multiple tiers; provided, that the Purchaser shall remain liable for the performance or non-performance of any sublicensee, including, for the avoidance of doubt, through multiple tiers.  All sublicenses granted hereunder shall be consistent with the terms and conditions set forth in this Agreement.

2.3.3
All rights to the Licensed Know-How granted under this Section 2.3 or any Ancillary Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of Title 11 of the United States Code (the "Bankruptcy Code") and other similar foreign Laws, licenses of rights to "intellectual property" as defined under the Bankruptcy Code or such foreign Laws.  Purchaser and its Affiliates, as a licensee of rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code and other similar foreign Laws.

ARTICLE 3	CONSIDERATION
3.1	Upfront Payment and Milestone Payments
3.1.1
Upon the terms and subject to the conditions of this Agreement, the Purchaser shall deliver or cause to be delivered to the Seller at Closing, in consideration of the aforesaid sale, transfer and assignment of the Transferred Assets and the assumption of the Assumed Liabilities, $97,500,000 (such amount, the "Upfront Payment"), plus the Prepaid Amounts and the Milestone Payments for any Milestone Events that have been achieved prior to the Closing.  Payment of the Upfront Payment, the Prepaid Amounts and the Milestone Payments for the Milestone Events that have been achieved prior to the Closing shall be made in accordance with Section 12.4.2 and by wire transfer of immediately available funds to such bank account as shall have been notified in writing to the Purchaser by the Seller.

3.1.2
Promptly following (but no more than 30 days after) the first achievement of each event described on Schedule 3.1.2 (each, a "Milestone Event"), the Purchaser shall pay to the Seller, as additional consideration hereunder, an amount set forth opposite the applicable Milestone Event (each, a "Milestone Payment") in accordance with Section 12.4.2 and by wire transfer of immediately available funds to such bank account as shall have been notified in writing to the Purchaser by the Seller not less than three days in advance of the date of payment, provided, however, if any Milestone Event is achieved prior to the Closing and the Seller notifies the Purchaser of such achievement at least three Business Days prior to the Closing Date, then the applicable Milestone Payment(s) shall be due and payable by the Purchaser at Closing.  For the avoidance of doubt, the maximum aggregate value of all Milestone Payments payable by the Purchaser in accordance with this Section 3.1.2 is $27,500,000.  Each Milestone Payment shall be payable only upon the first achievement of the applicable Milestone Event and no amounts shall be due for subsequent or repeated achievements of the Milestone Event.

3.1.3
Commencing upon the Closing Date and ending upon the date that all Milestone Events have been achieved, the Purchaser shall, and shall cause each of its Affiliates, to use Diligent Efforts to achieve each Milestone Event.

3.1.4
From and after the Closing Date, the Purchaser shall notify the Seller promptly, but in no event later than five Business Days following the achievement of each Milestone Event (if any).  If, notwithstanding the fact that the Purchaser has not provided the Seller such a notice, the Seller believes that a Milestone Event has been achieved, it shall so notify the Purchaser in writing and the Parties shall meet promptly and discuss in good faith whether the applicable Milestone Event has been achieved.

3.1.5
If the Purchaser and its Affiliates, taken as a whole, shall no longer engage in the activities required to achieve the Milestone Events, then the Purchaser shall, or shall cause its Affiliates to, send written notice thereof to the Seller together with a detailed explanation for such cessation of activities (provided, however, that any such notice given by Purchaser or its Affiliates shall be subject to the provisions of Section 12.3).

3.1.6
The right of Seller to receive the Milestone Payments (a) is solely a contractual right and is not a security for purposes of any federal or state securities laws (and shall confer upon the Seller only the rights of a general unsecured creditor under applicable state Law); (b) will not be represented by any form of certificate or instrument; and (c) does not give the Seller any dividend rights, voting rights, liquidation rights, pre-emptive rights or other similar rights including, without limitation, any rights with respect to the operation or conduct of any Transferred Asset from and after the Closing.

3.2	Real Property Pro-Rations
3.2.1
The following shall be apportioned with respect to the Owned Real Property and the Seller Leased Real Property as of 12:01 a.m., Eastern time, on the day of Closing, as if the Purchaser were vested with fee simple title or leasehold title to the Owned Real Property or Seller Leased Real Property, respectively, during the entire day upon which Closing occurs: (a) rents, if any, as and when paid or collected (the term "rents" as used herein shall mean all payments due and payable by tenants under the Transferred Leases); (b) Taxes levied against the Owned Real Property or that are the responsibility of Seller under the Transferred Leases; (c) gas, electricity and other utility charges for which the Seller is liable, if any, such charges to be apportioned at Closing on the basis of the most recent meter reading occurring prior to Closing; and (d) any other operating expenses or other items pertaining to the Owned Real Property or that are the responsibility of Seller under the Transferred Leases which are customarily prorated between a purchaser and a seller in the area in which the Owned Real Property or Seller Leased Real Property is located.

3.2.2
Notwithstanding anything contained in Section 3.2.1: Any Taxes (excluding any Transfer Taxes) levied against the Owned Real Property or any personal property Taxes paid at or prior to Closing shall be prorated based upon the amounts actually paid.  If such Taxes for the current year have not been paid before Closing, Seller shall be charged at Closing an amount equal to that portion of such Taxes which relates to the period before Closing and Purchaser shall pay such Taxes prior to their becoming delinquent.  Any such apportionment made with respect to a tax year for which the tax rate or assessed valuation, or both, have not yet been fixed shall be based upon the tax rate or assessed valuation last fixed.  To the extent that the actual Owned Real Property Taxes for the current year differ from the amount apportioned at Closing, the parties shall make all necessary adjustments by appropriate payments between themselves within 12 months following Closing.  Nothing described in this Section 3.2.2 shall include Taxes that arise pursuant to entering into this Agreement.

3.3	Prepaid Amounts
At the Closing, in consideration for the Prepaid Items existing as of the Closing Date and in accordance with Section 3.1.1, the Purchaser shall pay the Seller an amount equal to the Prepaid Amounts.  The Seller shall notify the Purchaser of the Prepaid Amounts at least three Business Days prior to the Closing Date.
3.4	Allocation of the Purchase Price
The allocation of the Purchase Price among the Transferred Assets sold by the Seller (the "Allocation") shall be determined as set forth in this Section 3.4.  The Allocation shall be in a form consistent with Form 8594, Asset Acquisition Statement under Section 1060 of the Code.  Each of the Seller, on the one hand, and the Purchaser, on the other, will (a) be bound by the Allocation for purposes of determining any Taxes, and cause their Affiliates to determine any Taxes consistent with the Allocation; (b) prepare and file, and cause their respective Affiliates to prepare and file, all Tax Returns on a basis consistent with the Allocation; and (c) take no position, and cause their respective Affiliates to take no position, inconsistent with the Allocation on any applicable Tax Return or in any proceeding before any taxing authority or otherwise.  Attached hereto as Schedule 3.4 is the Seller's proposed Allocation (the "Seller's Allocation").  If the Purchaser disagrees with the Seller's Allocation, the Purchaser may, within 30 days after the Closing Date, deliver a written notice (the "Allocation Objection Notice") to the Seller specifying those items set forth in the Seller's Allocation as to which the Purchaser disagrees, describing the disagreement and setting forth the Purchaser's proposed Allocation, which shall be consistent with Section 1060 of the Code.  If the Allocation Objection Notice is duly delivered, then the Seller and the Purchaser shall, during the 15 days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts.  If the Seller and the Purchaser are unable to reach such agreement, the Seller and the Purchaser shall promptly thereafter cause an independent accounting firm or other independent expert (an "Independent Expert") to resolve any remaining disputes in accordance with Section 1060 of the Code and this Section 3.4, and the cost of such Independent Expert shall be borne equally between the Seller and the Purchaser.  If no Allocation Objection Notice is duly and timely delivered, then the Seller's Allocation as prepared by the Seller and as may be adjusted as herein provided in this Section 3.4 shall be conclusive and binding on the Parties.  In the event that the Seller's Allocation is disputed by any Governmental Authority, the Party receiving notice of the dispute will promptly notify the other Party hereto, and the Seller and Purchaser agree to use their commercially reasonable efforts to defend such Allocation in any audit or similar Legal Proceeding.  In the event of an adjustment to the Purchase Price due to a Milestone Payment or any adjustment to the amount of the Prepaid Amounts, in each case, as set forth above, then the Allocation will be revised to reflect such Milestone Payment or the adjustment to the amount of the Prepaid Amounts.
3.5	No Duplicative Adjustments or Payments
For the avoidance of doubt, the Seller shall not be entitled to any duplicative reimbursement or adjustments to the Purchase Price or duplicative payments for Excluded Accounts Receivable, Prepaid Amounts, or any amounts under Section 3.2 or Section 7.5, to the extent that the Seller or any of its Affiliates has been compensated for such amounts pursuant to another provision of this Agreement, the Transitional Services Agreement or the Pre-Novation Agreement.
ARTICLE 4	CLOSING
4.1	Closing
The Closing shall take place at the principal office of the Seller located in Canton, Massachusetts, at 10 a.m. (local time) on the fifth Business Day after the end of the calendar month during which the last condition to Closing set forth in Article 5 shall have been satisfied or waived (other than those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at the Closing, but subject to the satisfaction or the waiver of those conditions) or at such other place and time and on such other day as shall be mutually agreed upon in writing by the Parties (the "Closing Date").  The Closing shall take place by delivery of the documents to be delivered at Closing by facsimile or other electronic transmission, followed by delivery of original documents by overnight delivery unless otherwise mutually agreed by the Parties; provided, however, that Closing with respect to the Owned Real Property shall be in escrow at the Boston office of Commonwealth Land Title Insurance Company, which shall act solely in its capacity as escrow agent for the sale and transfer of the Owned Real Property under this Agreement and the Ancillary Agreements.  All deliveries by one Party to any other Party at the Closing shall be deemed to have occurred simultaneously and none shall be effective until and unless all have occurred, unless the Parties agree otherwise.  The Closing shall be deemed to have occurred at 12:01 a.m., Eastern time, on the Closing Date; such that the Purchaser shall be deemed the owner of the Transferred Assets on and after the Closing Date.
4.2	Deliveries by the Seller
At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser the following:
(a)	the Assignment and Assumption Agreement, duly executed by the Seller and, as applicable, its Affiliates;
(b)	the Assignment of Lease Agreement for each of the Finishing Facility and Supporting Facility, duly executed by the Seller and the applicable landlord;
(c)	the Bill of Sale, duly executed by the Seller and, as applicable, its Affiliates;
(d)	the Bulk Manufacturing Agreement, duly executed by the Seller;
(e)	the Sublicense Agreement, duly executed by the Seller;
(f)	the Transitional Services Agreement, substantially in the form attached hereto as Exhibit H, duly executed by the Seller and, as applicable, its Affiliates;
(g)	the Deed of Sale, duly executed by the applicable Seller or its Affiliate;
(h)	the Trademark and Domain Name Assignment Agreement duly executed by the Seller and, as applicable, its Affiliates;
(i)	the Patent Assignment Agreement duly executed by the Seller and, as applicable, its Affiliates;
(j)	the Seller FDA Transfer Letter duly executed by the Seller and, as applicable, its Affiliates;
(k)	the Transferred Tangible Personal Property;
(l)	the Pre-Novation Agreement duly executed by the Seller and, as applicable, its Affiliates;
(m)	the Inventory;
(n)	a good standing certificate or equivalent Companies House registry in the jurisdiction of its formation or incorporation (as applicable) for each Seller;
(o)
such evidence as the reputable title company issuing Purchaser's title insurance policies for the Owned Real Property may reasonably require as to the authority of the Person or Persons executing documents on behalf of the Seller;

(p)
a customary owner's affidavit and gap indemnity executed by the applicable Seller with respect to the Owned Real Property, in form and substance reasonably satisfactory to such Seller and Commonwealth Land Title Insurance Company in the form attached hereto as Exhibit L, and any other customary documents required by Commonwealth Land Title Insurance Company in connection with the recordation of the Deed of Sale;

(q)
an affidavit duly executed by the applicable Seller (or owner thereof if such Seller is a disregarded entity for U.S. tax purposes) stating that such Seller (or owner) is not a "foreign person" as defined in the Federal Foreign Investment in Real Property Tax Act of 1980 and the 1984 Tax Reform Act;

(r)	a Corporate Excise Tax Lien Waiver from the Massachusetts Department of Revenue in proper form for recording;
(s)	a closing statement reflecting all wire transfers to be made by the Purchaser at the Closing, and the related wire transfer instructions, duly executed by the Seller;
(t)	originals or copies of the Material Consents; and
(u)	the Guaranty, duly executed by the Seller.
4.3	Deliveries by the Purchaser
At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller the following:
(a)	the payment of the Upfront Payment, the Prepaid Amounts and any applicable Milestone Payments in accordance with Section 12.4.2 and by wire transfer as set forth in Section 3.1;
(b)
copies of each of the Ancillary Agreements (but, for clarity, not the Deed of Sale, Owner's Affidavit and Gap Indemnity certificate and Seller FDA Transfer Letter) referred to in Section 4.2, duly executed by the Purchaser;

(c)	the Purchaser FDA Transfer Letter duly executed by the Purchaser and, as applicable, its Affiliates;
(d)	evidence of the issuance of the Purchaser's title insurance policy for the Owned Real Property;
(e)	evidence of the issuance of the Environmental Insurance Policy; and
(f)	the Guaranty, duly executed by the Purchaser.
ARTICLE 5	CONDITIONS PRECEDENT TO CLOSING
5.1	Mutual Conditions Precedent to Closing
The obligations of each Party hereto to consummate the Closing shall be subject to the satisfaction, or waiver by each Party, at or prior to the Closing, of the following conditions:
(a)
no Legal Proceeding by any Governmental Authority or any other Person shall be pending, and no Law shall have been promulgated or come into effect or enforced by any court of competent jurisdiction or Governmental Authority, that restrains or prohibits any Party from performing this Agreement, the Ancillary Agreements or any transaction contemplated hereby or thereby or that would reasonably be expected to result in substantial damage to such Party as a consequence thereof;

(b)
the Antitrust Approval(s) shall have been obtained, and any applicable waiting period (and any extension thereof) under applicable Law, relating to the consummation of the transactions contemplated by this Agreement shall have expired or have been terminated; and

(c)	the Material Consents and Governmental Approvals, in each case, identified in Schedule 5.1(c) shall have been obtained.
5.2	Additional Conditions Precedent of the Purchaser
In addition to the fulfilment of the conditions set forth in Section 5.1, the obligation of the Purchaser to consummate the Closing is subject to the satisfaction or the Purchaser's waiver at or prior to the Closing of each of the following additional conditions:
(a)	since the Execution Date, no event or events shall have occurred which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(b)
the representations and warranties of the Seller set forth in this Agreement shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) on the Closing Date, as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and subject to any matters disclosed in accordance with Section 6.4), except where the failure to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(c)	the Seller shall have executed, and shall have caused its Affiliates, as the case may be, to execute, the agreements and other documents required to be executed in accordance with Section 4.2.
5.3	Additional Conditions Precedent of the Seller
In addition to the fulfilment of the conditions set forth in Section 5.1, the obligation of the Seller to consummate the Closing is subject to the satisfaction or the Seller's waiver at or prior to the Closing of each of the following additional conditions:
(a)
the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) on the Closing Date, as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be true and correct has not had and would not reasonably be expected to, individually or in the aggregate, materially adversely affect the Purchaser's ability to perform its obligations under this Agreement and the Ancillary Agreements; and

(b)
the Purchaser shall have delivered the Upfront Payment, the Prepaid Amounts and any applicable Milestone Payments, and shall have executed the agreements and other document required to be delivered pursuant to Section 4.3.

ARTICLE 6	COVENANTS OF THE PARTIES PRIOR TO CLOSING
6.1	Operation of the Transferred Assets Pending the Closing
6.1.1
Except as otherwise contemplated by this Agreement or with the prior written consent of the Purchaser, during the period from the Execution Date until the Closing Date, the Seller covenants and agrees that the Seller shall, and shall (as the case may be) cause its Affiliates to operate the Transferred Assets in the ordinary course of business, consistent in all material respects with past practice and in compliance in all material respects with applicable Laws, provided that with respect to the manufacture of the Product, Seller's sole obligation is to use reasonable efforts to manufacture one lot of [***] Inventory.

6.1.2
Without limiting the generality of the foregoing, and except always as otherwise contemplated by this Agreement or with the prior written consent of the Purchaser not to be unreasonably withheld, during the period from the Execution Date until the Closing Date, the Seller covenants and agrees that, with respect to the Transferred Assets and the Product Business as it exists as of the Execution Date, the Seller shall not, and shall not permit its Affiliates to:

(a)
fail to maintain, in the ordinary course of business consistent in all material respects with past practice (provided that with respect to manufacture of the Product, Seller's sole obligation shall be as described in Section 6.1.1), the Product Business as it exists as of the Execution Date, or their business relations with their Third Party suppliers, regulators and customers;

(b)
sell, pledge, dispose of, grant, transfer, lease (or sublease), license (or sublicense), encumber or authorize the sale, pledge, disposition, grant, transfer, lease (or sublease), license (or sublicense) or encumber of any Transferred Assets, other than (i) in the ordinary course of business consistent in all material respects with past practice, or (ii) Permitted Encumbrances;

(c)	with respect to the assets of the Facilities set forth on Schedule 2.1.1(b):
(i)
terminate or close the operations in respect of the Product Business as it exists as of the Execution Date at the Facilities or fail to maintain such assets in their current state of repair, order and condition, in the ordinary course of business in a manner consistent in all material respects with past practice, usual and ordinary wear and tear excepted;

(ii)	fail to maintain the insurance coverage with respect thereto as in effect on the Execution Date;
(iii)
enter into a Contract for the purchase, sale or lease of any Facilities or other real property for the Product Business as it exists as of the Execution Date or any exercise or termination of any purchase or similar option, exercise or assign the purchase option under the lease for the Finishing Facility or amend any material term, or waive any material right under, or terminate, any Contract in respect of the Facilities or any of the Facility Permits except as described in Schedule 6.1.2(c)(iii) without the written consent of the Purchaser, such consent not to be unreasonably delayed or withheld, provided that the Seller may, at any time and in its sole discretion, amend or terminate any Contract that is not being assigned to the Purchaser at the Closing; or

(iv)
make any material alterations or additions to the Facilities, except as may be required by Law or to which Purchaser consents (including, for the avoidance of doubt, GMP), under the terms of any lease for the Supporting Facility or the Finishing facility or as otherwise set forth in Schedule 6.1.2(c)(iv);

(d)
except as otherwise set forth in Schedule 6.1.2(d) or as may be required pursuant to applicable Law or otherwise in the ordinary course of business consistent in all material respects with past practice, increase the compensation payable to any Transferred Employee (including wages, bonuses or salaries);

(e)
settle any Legal Proceeding or waive any claims or rights of value, in either case, in a manner that would constitute an Assumed Liability or otherwise be materially adverse to the Transferred Assets, taken as a whole, from and after the Closing; or

(f)	agree, in writing or otherwise, to take any of the foregoing actions;
provided that, notwithstanding any provision to the contrary in this Agreement or the Ancillary Agreements:
(i) the Seller or its Affiliates may after the Execution Date renew any Transferred Contract on terms that are generally consistent with their current terms, and enter into new ordinary course of business Contracts (except for license, distributor or contract manufacturing or toll manufacturing agreements, as to which the Purchaser's prior written consent will be required);
(ii) any such new or renewed agreements shall be deemed to be Transferred Contracts; and
(iii) the execution of such new or renewed agreement shall not constitute a breach of any representation, warranty or covenant of the Seller or its Affiliates.
6.2	Efforts to fulfill conditions precedent
6.2.1
Upon the terms and subject to the conditions of this Agreement, each of the Parties shall use all commercially reasonable efforts to fulfill, or cause to be fulfilled, as promptly as reasonably practicable the conditions precedent set forth in Article 5 and fully cooperate with the reasonable requests of the other Party for such purpose and to cause its Affiliates to take all actions required under this Agreement.

6.2.2
Notwithstanding anything to the contrary in Section 6.2.1 above, and except to the extent provided otherwise under applicable Law, the Purchaser shall have primary responsibility for obtaining the Antitrust Approval(s) upon the terms and subject to the conditions of this Section 6.2.2:

(a)
As promptly as possible after the Execution Date, the Purchaser and, where applicable, the Seller shall make such notifications, filings and submissions with the relevant Antitrust Authority required of such Party to obtain the Antitrust Approval(s) (the "Required Notifications").  Such Required Notifications shall be made in a timely manner and in full compliance with applicable Law.  The notifications required under the HSR Act shall be made no later than 10 Business Days after the Execution Date;

(b)	the Purchaser shall be responsible for the payment of all filing and other fees and expenses in connection with the Required Notifications and obtaining the Antitrust Approval(s);
(c)	without limiting the generality of the Purchaser's covenants otherwise set out in this Section 6.2.2, [***];
(d)
to the extent permitted by applicable Law, each Party shall promptly notify the other of any communication (including oral communications) it or any of its Affiliates receives from any Antitrust Authority relating to the matters that are the subject of this Agreement and permit the other to review in advance any proposed communication by such Party to any Antitrust Authority.  To the extent permitted by applicable Law, neither of the Parties shall participate in or agree to participate in any meeting with any Antitrust Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry related to the Required Notifications unless it consults with the other in advance and, to the extent permitted by such Antitrust Authority, gives the other the opportunity to attend and participate at such meeting.  Each Party will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under any applicable antitrust or competition Laws.  Subject always to the provisions of Section 12.1, the Parties will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Antitrust Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided that materials may be redacted: (i) by the Seller to remove references concerning valuation of the Transferred Assets; (ii) by either Party as necessary to comply with contractual arrangements; and (iii) by either Party as necessary to address reasonable attorney-client or attorney work product privileges or waivers of other privilege or breaches of confidentiality provisions of Contracts with Third Parties; and

(e)
The Purchaser shall not enter into any Contract to effect any transaction that would reasonably be expected to increase the time required or reduce the Parties' respective abilities to obtain the Antitrust Approval(s).

6.2.3
Nothing in this Section 6.2 will under any circumstances purport to require either Party to do, or omit to do, any act which would, in its reasonable opinion, put it in breach of any applicable Laws or regulations relating to anti-bribery, including the US Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010.

6.3	Litigation
Until the Closing Date, the Purchaser and the Seller shall promptly notify each other of any Legal Proceedings (a) commenced or, as to which material threats are made, following the Execution Date against the Purchaser or the Seller or their respective Affiliates which relate to the Transferred Assets or Assumed Liabilities, or (b) commenced or threatened in writing against the Purchaser or the Seller or their respective Affiliates which relate to this Agreement or the transactions contemplated hereby.
6.4	Subsequent Disclosures
Between the Execution Date and the Closing Date, in the event that the Seller or its Affiliates (in their sole reasonable discretion) notify the Purchaser of any matter, event or fact that would reasonably be expected by the Seller or its Affiliates to result in the non-fulfillment of the condition precedent set forth in Section 5.2(a) (a "Subsequent Event"), then the Purchaser shall have the right to refuse to consummate the transactions contemplated by this Agreement, provided, however, that if the Purchaser agrees to consummate the transactions contemplated by this Agreement, then the Purchaser shall not be entitled to any indemnification under Article 10 with respect to such Subsequent Event.
6.5	Regulatory Matters
6.5.1
Until the Closing Date, the Seller shall promptly notify the Purchaser of any calls made to or received from, or correspondence or other documents submitted to or received from, Governmental Authorities relating to or otherwise in respect of the Transferred Product Regulatory Documentation or Transferred Regulatory Approvals or any events resulting in any Product (a) not being manufactured in accordance with the Master Production and Control Record (within the meaning of 21 CFR part 211.186) and not being managed in accordance with standard operating procedure [***] or standard operating procedure [***], as applicable or (b) not meeting the Certificate of Analysis applicable to the category type of Inventory in its stage of manufacture.  The Seller shall use its commercially reasonable efforts to have the Purchaser participate (with such participation by Purchaser to be limited to listening) in any calls with Governmental Authorities relating to or otherwise in respect of the Transferred Product Regulatory Documentation or Transferred Regulatory Approvals.

6.5.2
Except as otherwise set forth on Schedule 6.5.2, the Seller shall provide the Purchaser with a reasonable amount of time (but in any event not less than five Business Days) prior to the Seller's submission or transmissions of such correspondence or other documents to any Governmental Authority relating to or otherwise in respect of the Transferred Product Regulatory Documentation or Transferred Regulatory Approvals for the Purchaser to review and comment upon any correspondence or other documents in respect of the Transferred Product Regulatory Documentation or Transferred Regulatory Approvals and shall in good faith incorporate any such comments of the Purchaser into such correspondence or other documents.  For clarity, the Seller shall have final decision-making authority regarding the contents of any submission or transmission to any Governmental Authority in respect of the Transferred Product Regulatory Documentation or Transferred Regulatory Approvals pursuant to this Section 6.5.2.

6.6	Offer of Employment to Eligible Employees
6.6.1
As soon as reasonably practicable, but in no event more than five Business Days after the Execution Date, the Seller shall provide to the Purchaser a list of employees employed in the operation of the Transferred Assets [***] (the "Eligible Employees").

6.6.2
As soon as reasonably practicable, but in no event more than 10 Business Days after the Execution Date, the Seller shall notify the Eligible Employees of the transaction contemplated by this Agreement and that each Eligible Employee will receive an offer of employment from the Purchaser as hereinafter provided, with copies of such letters being provided contemporaneously to the Purchaser.  At least 10  Business Days after, but in no event more than 20 Business Days after, the Execution Date, the Purchaser shall make an offer of employment, effective as of the Closing Date, to each Eligible Employee, provided that in no event shall the Purchaser be required to provide an offer of employment to more than [***]  Eligible Employees.  Each such offer can be conditioned on the Eligible Employee remaining employed by the Seller or one of its Affiliates as of the Closing Date.  The Seller and the Purchaser shall cooperate with one another reasonably to facilitate such offers of employment by the Purchaser, including the Seller providing the Purchaser with the information necessary to make such offers of employment to the Eligible Employees.  Except as set forth on Schedule 6.6.2, each such offer shall be made so that, on the Closing Date, such Eligible Employee shall be employed by the Purchaser under terms that are no less favorable in the aggregate in terms of [***], with benefits as set forth on Schedule 7.6.1, and with duties that are similar to the duties now being performed by such Transferred Employees to those under which such Transferred Employees are employed as of the Execution Date by the Seller or its Affiliates.  In addition, each such offer shall be sufficient so as not to constitute a constructive discharge for purposes of the Worker Adjustment and Retraining Notification (WARN) Act and similar state laws.

6.7	Termination of Intra-Group Agreements
Effective as of the Closing, the Seller shall terminate, and shall (as the case may be) cause its Affiliates to terminate, at its own cost and expenses, and only to the extent they relate exclusively to the Manufacturing Facility, the Contracts among them pertaining to the Manufacturing Facility other than as set forth in Schedule 6.7.  The Seller shall indemnify and hold harmless the Purchaser and its Affiliates from any claim of any Affiliate of the Seller in connection with the termination of Contracts referenced in this Section 6.7 other than as set forth in Schedule 6.7.
6.8	CDC Agreement
6.8.1
Prior to the Closing Date, the Purchaser shall provide reasonable cooperation in support of the Seller's disclosure to the contracting officer of the CDC Agreement (and Responsible Contracting Officer, if different, and such other U.S. Government officials as the Seller in its discretion deems prudent to facilitate obtaining consent to subcontract or novation), in confidence, of information regarding the transaction contemplated hereunder including the parties' intent to request the U.S. Government's recognition of the Purchaser as a successor in interest to Seller for performance of the CDC Agreement.

6.8.2
As required under the CDC Agreement, reasonably promptly following the Execution Date, the Seller shall seek consent from the contracting officer of the CDC Agreement to subcontract the performance of substantially all of the Seller's obligations under the CDC Agreement to the Purchaser until such time the Novation Agreement is executed or the CDC Agreement is fulfilled, whichever occurs first.  Seller shall make the disclosure required by Section 6.8.1 no later than such time as it makes the consent request.

6.9	Title Insurance; Zoning Report and Survey
6.9.1
The Seller has previously delivered to the Purchaser (a) a Commitment for Title Insurance, effective January 17, 2017 (the "Title Commitment") to be issued by Commonwealth Land Title Insurance Company (the "Title Company") and (b) a survey of the Owned Real Property, dated as of February 21, 2017 (the "Survey"); provided that Seller acknowledges that the Title Company and surveyor for the Survey are and will be agents for Purchaser and Purchaser shall be permitted to communicate and engage with the Title Company and surveyor following the Execution Date and shall keep the Seller's counsel reasonably informed with respect to such communications.  The Purchaser will be responsible for the costs and expenses associated with the preparation of the Title Commitment, the Survey and any updates or supplements to the Title Commitment or to the Survey.  The Seller and the Purchaser acknowledge that the Purchaser may, at the Purchaser's sole cost and expense, engage the Planning and Zoning Resources Company or similar reputable provider to prepare a zoning report summarizing zoning compliance of the Owned Real Property (the "Zoning Report").

6.9.2
The Purchaser shall provide to the Seller, or cause the Title Company to provide to the Seller, copies of any update to the Title Commitment (and a copy of each document referenced in the Title Commitments as an exception to title), Survey or Zoning Report promptly following completion.  The Seller shall reasonably cooperate with the Purchaser to facilitate the delivery of the Title Commitment, Zoning Report and the Survey prior to Closing.  At any time prior to Closing, the Purchaser may deliver to the Seller a letter (which shall be accompanied by any update to the Title Commitment, Zoning Report or Survey) setting forth any material defects or impairments to the status of title as set forth in any update to the Title Commitment (how, any material defects or impairments as to the status of the zoning compliance as set forth in the Zoning Report or to any material adverse matters set forth in the Survey ("Title and Survey Objections"); provided, however, the Purchaser shall not be permitted to object to any Permitted Encumbrance.  Promptly following receipt of the Title and Survey Objections, the Seller may elect or decline, but shall not be obligated, to use commercially reasonable efforts (at no cost to the Seller) to cure any Title and Survey Objections; provided, however, the Seller agrees (a) at or prior to Closing, to remove or have the Title Company insure over or otherwise satisfy, by payment or other appropriate measure of satisfaction, any mechanic's lien, tax payment lien, judgment lien or deed of trust or other financing lien appearing on any update to the Title Commitment and having a lien amount in excess of $[***], and (b) to deliver at Closing (i) a customary owner's affidavit for each parcel of Owned Real Property substantially in the form of Exhibit L, and (ii) a customary agreement indemnifying the Title Company against adverse title matters created by the action or inaction of the Seller during the "gap" between delivery and recordation of the deed for each parcel of Owned Real Property.  In no event shall the Seller's failure or refusal to cure any Title and Survey Objections in compliance with the foregoing sentence excuse either Party from consummating the Closing as contemplated hereunder.

6.9.3
Any new encumbrances or defects that are disclosed in any update of the Title Commitment or Survey after the Execution Date are Permitted Encumbrances, except that those new encumbrances or defects ("Subsequent Title Encumbrances") (a) that constitute a Material Adverse Effect and (b) for which the Purchaser notifies the Seller ("Purchaser's Subsequent Title Notice") within 10 Business Days after receipt of the update of the Title Commitment or Survey shall not be deemed Permitted Encumbrances.  Failure to notify Seller shall cause Subsequent Title Encumbrances or defect(s) to be deemed Permitted Encumbrances.  The Seller may elect to remove or correct Subsequent Title Encumbrances by providing written notice thereof to the Purchaser within five Business Days from the date of the Purchaser's Subsequent Title Notice.  Failure to notify the Purchaser shall be deemed an election by Seller not to remove or correct such Subsequent Title Encumbrances. In the event the Seller elects (or is deemed to have elected) to remove or correct such Subsequent Title Encumbrances, the Seller shall use reasonable efforts to remove or correct such Subsequent Title Encumbrances prior to Closing, provided however, that in connection with such efforts, Seller shall have the right to extend the Closing for up to 60 calendar days by providing written notice to the Purchaser prior to the Closing. In the event, however, that the Seller elects (or is deemed to have elected) not to pursue the removal or correction of such Subsequent Title Encumbrance or does not arrange for removal or correction of the Subsequent Title Encumbrances prior to the Closing, as may be extended, then, upon receipt of notice from the Seller of its refusal or inability to remove or correct the Subsequent Title Encumbrances, then the Purchaser shall either (x) terminate this Agreement by notice given within 10 Business Days following receipt of notice from the Seller of its refusal or inability to remove or correct the Subsequent Title Encumbrances in which event the Parties hereto shall have no further rights or obligations hereunder, except for rights and obligations which, by their terms, survive the termination hereof, or (y) accept the condition of the title to the Owned Real Property as it then is, without diminution of the Purchase Price, whereupon the Subsequent Title Encumbrances shall be deemed to be Permitted Encumbrances and the Parties shall proceed to Closing.

6.9.4
Seller shall pay all recording fees in connection with the release of any Encumbrances on the Owned Real Property, including the release of any Title and Survey Objections and the release of any Encumbrances set forth on Schedule N.  The Seller and the Purchaser shall each pay one-half (or 50%) of all transfer taxes and documentary stamp charges in respect of the sale and transfer of the Owned Real Property.  Purchaser shall pay the cost of recording the Deed of Sale, the cost of any survey (including the Survey) or zoning (including the Zoning Reports), all title insurance premiums, title exam fees and any endorsements to Purchaser's title policy. Any other customary purchase and sale closing costs shall be paid by Seller or Purchaser in accordance with the custom in the jurisdiction where the Owned Real Property is located.

6.10	Transferred Employee and Supplier Notification
Each of the Seller and the Purchaser shall mutually agree on the method and content of written notifications to the Transferred Employees and suppliers of the Product Business as it exists as of the Execution Date, of the sale of the Transferred Assets pursuant to this Agreement and the Ancillary Agreements.  Prior to the Closing, Purchaser may communicate with the Transferred Employees and suppliers of the Product Business as it exists as of the Execution Date, with the prior consent of the Seller acting reasonably, and at such time and in such manner as may be mutually agreed by the Seller and Purchaser.  Each of the Seller and the Purchaser agree that such written notifications and communications are intended to provide sufficient advance notice to the Transferred Employees and suppliers of the sale of the Transferred Assets and the plans associated therewith, so as to provide a smooth transition of the Transferred Assets from the Seller and its Affiliates to the Purchaser.
6.11	Estoppel Certificates
The Seller shall use commercially reasonable efforts to obtain an Estoppel Certificate, materially in the form attached hereto as Exhibit M, dated no earlier than 30 days prior to the Closing Date, from the owner of each of the Supporting Facility and Finishing Facility and, if applicable, any subtenants under subleases for the Supporting Facility and the Finishing Facility.
6.12	Environmental Insurance Policy; Phase I Environmental Site Assessments
6.12.1
The Purchaser shall obtain the Environmental Insurance Policy (subject to reimbursement to the extent provided in this Section 6.12) on or prior to the Closing Date.  Until the Closing Date, the Seller and its Affiliates shall cooperate and use commercially reasonable efforts to assist the Purchaser, the carrier or underwriter of the Environmental Insurance Policy and their respective Representatives in obtaining the Environmental Insurance Policy, including releasing to the proposed insurers existing environmental reports.  The Environmental Insurance Policy shall be effective as of the Closing Date [***].

6.12.2
Seller will allow Purchaser and its environmental consultant reasonable access during normal business hours to the Real Property between the Execution Date and the Closing Date so that Purchaser's environmental consultant may update its inspections of the Real Property in order to issue a Phase I Environmental Site Assessment current under the standards for All Appropriate Inquiry under the Comprehensive Environmental Compensation and Liability Act and to confirm that no new Recognized Environmental Condition (as defined under ASTM Standard E1527-13) has occurred at any Real Property, provided that Purchaser shall provide Seller with a copy of the final Phase I Environmental Site Assessment promptly following its issuance but in no event later than five Business Days prior to the Closing Date.

6.13	SAP Data Migration
From the Execution Date until the Closing Date, the Seller and its Affiliates shall use commercially reasonable efforts to assist the Purchaser and its Affiliates in preparing for migration of the Data Extracts from the Seller SAP Systems to the Purchaser SAP Systems, provided that within three Business Days following the Execution Date, the Purchaser and its Affiliates shall provide to the Seller and its Affiliates the Purchaser's requirements for the Purchaser SAP Systems, including a detailed listing of the proposed Data Extracts.  Upon the earlier of (a) the Closing Date and (b) termination of this Agreement in accordance with Article 11, the Purchaser shall pay to the Seller $[***] in connection with the performance of the services described in this Section 6.13, provided, however, to the extent that the Seller and its Affiliates incur costs and expenses (both internal and out-of-pocket) in connection with this Section 6.13 in excess of $[***], the Purchaser shall, promptly upon request by the Seller, pay, or cause its Affiliates to pay such excess amounts.
6.14	Card Access Control
From the Execution Date until the Closing Date, the Seller and its Affiliates shall use commercially reasonable efforts to reprogram the card access control systems at the Supporting Facility, Manufacturing Facility and the Finishing Facility so that the Purchaser and its Affiliates are able to use such card access control systems as of the Closing Date.  Upon the earlier of (a) the Closing Date and (b) termination of this Agreement in accordance with Article 11, the Purchaser shall pay to the Seller $[***] in connection with the performance of the services described in this Section 6.14, provided, however, to the extent that the Seller and its Affiliates incur costs and expenses (both internal and out-of-pocket) in connection with this Section 6.14 in excess of $[***], the Purchaser shall, promptly upon request by the Seller, pay, or cause its Affiliates to pay such excess amounts.
ARTICLE 7	POST-CLOSING COVENANTS
7.1	Transfer of Books and Records
7.1.1
As promptly as reasonably possible after the Closing Date, but no later than 20 Business Days thereafter (except as set forth in the Transitional Services Agreement and excluding those Transferred Books and Records that are addressed by Section 7.1.3) in the case of those Transferred Books and Records that are located at the Facilities as of the Closing Date and no later than on a schedule to be set forth in the Transitional Services Agreement in the case of those Transferred Books and Records that are not located at the Facilities as of the Closing Date, the Seller shall transmit, or (as the case may be) shall cause its Affiliates to transmit, to the Purchaser all Transferred Books and Records not then already in the possession or under the control of the Purchaser.

7.1.2
Subject to compliance with applicable Laws and the applicable provisions of Section 12.1, the Seller or its Affiliates shall have the right to retain any Transferred Books and Records for legal, regulatory, tax or accounting purposes, so long as the Seller or such Affiliates provide at least one copy of such Transferred Books and Records to the Purchaser.

7.1.3
After the Closing Date, the Seller shall give, and shall cause its Affiliates to give, the Purchaser access to its and their books and records that relate partially but not exclusively to the Transferred Assets (the "Relevant Information"), subject to the following conditions:

(a)
if it is reasonably practicable for the Relevant Information to be physically extracted from the corresponding books and records, or if it is reasonably practicable for a copy of the corresponding books and records to be transmitted to the Purchaser, redacting any information that is not Relevant Information, then the Seller shall, and shall cause its Affiliates to, transmit to the Purchaser such extract or such redacted copy;

(b)
if it is not reasonably practicable for the Relevant Information to be physically extracted or to be transmitted in a redacted form, then no later than on a schedule to be set forth in the Transitional Services Agreement, the Seller shall, and shall cause its Affiliates to, give access to such Relevant Information to the Purchaser according to the following conditions:

(i)
such Relevant Information must be reasonably useful to the Purchaser to satisfy the Purchaser's Tax or financial reporting requirements, the obligation of the Purchaser or its Affiliates under the CDC Agreement or the requests or requirements of the FDA or other Governmental Authority in respect of the BLA (or any amendment or supplement thereof with respect to the Current Indication) or other Transferred Product Regulatory Documentation or Transferred Regulatory Approvals;

(ii)	the access shall be given in the offices of the Seller or its Affiliates during normal business hours on a Business Day; and
(iii)	all information included in such books and records that is not Relevant Information shall constitute Confidential Information and shall be subject to the provisions of Section 12.1.
7.1.4
After the Closing Date, the Purchaser shall give, and shall cause its Affiliates to give, the Seller and its Affiliates its and their books, records, documents and any other materials located at the Facilities and that relate, in whole or in part, to products other than the Product (including the JEVV) (the "Other Product Information"), subject to the following conditions:

(a)
the Purchaser shall, and shall cause its Affiliates, to notify the Seller and its Affiliates of any Other Product Information (excluding that related to the JEVV) located at the Facilities to confirm whether the Purchaser should transfer to the Seller and its Affiliates, or to destroy, such Other Product Information;

(b)	the Purchaser shall maintain copies of the Other Product Information related to the JEVV at the Facilities on behalf of the Seller and its Affiliates;
(c)
to the extent that books, records, documents and any other materials located at the Facilities relate to both the Product and to products other than the Product (including the JEVV) and to the extent that it is reasonably practicable for information exclusively related to the Product (the "Product Information") to be physically extracted from the corresponding books, records, documents and materials or if it is reasonably practicable for a copy of the corresponding books, records, documents and materials to be transmitted to the Purchaser, redacting any information that is Other Product Information, then the Seller shall, and shall cause its Affiliates to, transmit to the Purchaser such extract or such redacted copy;

(d)
if it is not reasonably practicable for the Other Product Information to be transferred by the Purchaser and its Affiliates to the Seller and its Affiliates, either by extraction or by transmission of copies, then, upon request by the Seller or its Affiliates, the Purchaser shall, and shall cause its Affiliates to, give access to such Other Product Information to the Seller and its Affiliates according to the following conditions:

(i)	the access shall be given in the offices of the Purchaser or its Affiliates during normal business hours on a Business Day; and
(ii)
all information included in such books and records that is Other Product Information and that remains at the Facilities shall constitute Confidential Information and shall be subject to the provisions of Section 12.1.

7.2	Consents pertaining to Transferred Contracts; Shared Contracts
7.2.1
Prior to the Closing Date, and thereafter to the extent reasonably necessary, the Seller shall use all commercially reasonable efforts to obtain the Material Consents.  Prior to and until six months after the Closing Date, if reasonably required by the Purchaser, the Seller shall use all commercially reasonable efforts to obtain any Consents other than a Material Consent.  The Purchaser shall, and shall cause its Affiliates to, cooperate with the Seller to obtain the Material Consents and any other Consents.  Neither the Seller nor any of its Affiliates nor the Purchaser or any of its Affiliates shall be obligated to pay any consideration to any Third Party from which Consent or approval is required in order to obtain such Consent or approval.

7.2.2
Notwithstanding the foregoing, the Shared Contracts shall be either partially assigned on or within 30 days after the Closing to the Purchaser or its Affiliates solely with respect to the Facilities or the Transferred Assets, or terminated on the Closing Date with respect to the Transferred Assets, whichever is permitted according to the terms of such Shared Contracts.  Neither the Seller nor any of its Affiliates nor the Purchaser or any of its Affiliates shall be obligated to pay any consideration in respect of the assignment or termination of any Shared Contract.  Notwithstanding the immediately preceding sentence, Transferred Contracts and Shared Contracts that are required for Seller to perform services under the Transitional Services Agreement shall not be assigned, in whole or in part, or terminated with respect to such services until the end of the provision of such services under the Transitional Services Agreement.

In each instance in which a Consent cannot be obtained, or if an attempted transfer or assignment would be ineffective or would adversely affect the ability of the Seller or (as the case may be) its Affiliate to convey the interest in question to the Purchaser, the Seller shall use, or shall cause the corresponding Affiliate to use, all commercially reasonable efforts to enter into any such alternative arrangement and Contract with the Purchaser as may be appropriate in order to allow the Purchaser to realize, receive and enjoy substantially similar rights and benefits at no incremental cost to the Seller and its Affiliates.
7.2.3	For the avoidance of doubt, no provision of this Agreement shall be interpreted or construed:
(a)	as an attempt to transfer or assign any Transferred Contract that is by its terms non-transferable or assignable without the required Consent, or
(b)
with respect to any such Consent that pertains to a Transferred Contract and which is not a Material Consent, as creating a condition precedent to the Purchaser's obligation to close under this Agreement.

7.3	Wrongfully transferred or retained assets and liabilities
In the event any of the Parties discovers after the Closing that it, or its Affiliates, is the owner of, receives or otherwise comes to possess any asset (including the receipt of payments made pursuant to Transferred Contracts and proceeds from accounts receivable) or is liable for any Liability that is allocated to any Person other than in accordance with this Agreement or any Ancillary Agreement (except as the Parties may otherwise agree), such Party shall, or shall cause its Affiliates to, convey such asset or liability, at no cost, to the Party so entitled thereto in accordance with this Agreement (and the relevant Party will cause such entitled Party to accept such asset or assume such liability).  For the avoidance of doubt, if one Party notifies the other Party that such other Party or any of its Affiliates owns or otherwise possesses any asset that is (a) with respect to the Purchaser as the notifying Party, necessary for the conduct of the Product Business following the Closing as it exists as of the Closing Date, or (b) with respect to the Seller as the notifying Party, consists of the Excluded Assets, then such other Party shall transfer such asset to the notifying Party without the payment of additional consideration or enter into any such alternative arrangement and Contract with the notifying Party as may be appropriate in order to allow the notifying Party to realize, receive and enjoy substantially similar rights and benefits at no incremental cost to the other Party and its Affiliates with respect to such asset.
7.4	Excluded Accounts Receivable
7.4.1
Notwithstanding the provisions of Section 7.3, if at any time after the Closing Date, the Purchaser or any of its Affiliates receives any Excluded Accounts Receivable, then the Purchaser shall pay (or shall cause such Affiliate to pay) to the Seller (or to such Affiliate of the Seller as the Seller may have designated in writing to the Purchaser), as soon as practicable the amount recovered.

7.4.2
After the Closing Date, the Seller shall be entitled to collect the Excluded Accounts Receivable and to initiate any Legal Proceedings or any other action with a view to collecting the Excluded Accounts Receivable.  The Purchaser shall not waive or release any of the Excluded Accounts Receivable without the prior written consent of the Seller or otherwise interfere with the collection of the Excluded Accounts Receivable.

7.5	Payments under Transferred Contracts
7.5.1
If and to the extent that the Seller (or any of its Affiliates) has, prior to the Closing Date, received any deposit or payment in advance in respect of obligations to be satisfied after the Closing under any Transferred Contracts, the Seller (or its Affiliate) shall reimburse to the Purchaser, within 20 Business Days from the Closing Date, an amount corresponding to the amount of such deposit or payment in advance.

7.5.2
If and to the extent that the Seller (or any of its Affiliates) has, prior to the Closing Date, made any deposit or payment in respect of supplies of goods or services not received prior to Closing under any Transferred Contracts (excluding any Prepaid Amounts, which are addressed under Section 3.3) the Purchaser shall reimburse to the Seller (or its Affiliate), within 20 Business Days from the Closing Date, the amount thereof.

7.5.3
If and to the extent that the Seller (or any Affiliate thereof) has, prior to the Closing Date, received any good or service prior to the Closing under any Transferred Contract, the payment for which becomes due and payable and is paid by the Purchaser after the Closing Date, upon request and the presentation of reasonable supporting documentation of such payment by the Purchaser, the Seller shall reimburse the Purchaser for the amount of such payment within 20 Business Days from the date of such request.

7.5.4
In the event of a disagreement between the Parties as to the determination of amounts due pursuant to this Section 7.5, such disagreement shall be submitted for final and binding adjudication to the Independent Expert, in each case, mutually acceptable to the Parties in writing.

7.5.5
The Independent Expert shall act as an arbitrator to determine only the disputed items specified in the applicable objection notice submitted in accordance with this Section 7.5, and the determination of each disputed item shall be within the range established by the payment amount requested or offered, as applicable, by each Party in accordance with this Section 7.5.  The determination of the Independent Expert shall be made as promptly as possible and shall be final and binding upon the Parties.  Each Party hereto shall be permitted to submit such data and information to the Independent Expert as the Parties deem appropriate.  All expenses and fees incurred in connection with the Independent Expert shall be paid equally by the Purchaser, on the one hand, and the Seller, on the other hand.

7.6	Transferred Employees
7.6.1
Effective as of the Closing, the Purchaser shall employ all of the Transferred Employees on terms and conditions which are no less favorable in the aggregate [***], with benefits as set forth on Schedule 7.6.1, and with duties that are similar to the duties being performed by such Transferred Employees as of the Execution Date.  For the avoidance of doubt, the Seller shall accept and reflect in its books and records the employment of all Transferred Employees by the Purchaser on the Closing Date.

7.6.2
Without limiting anything set forth in Section 7.6.1, for a period ending not earlier than [***] following the Closing Date, except as otherwise required by applicable Law, the Purchaser shall (and the Purchaser's offer of employment made pursuant to Section 6.6.2 shall) provide each Transferred Employee with:

(a)	[***];
(b)	[***]; and
(c)	benefits as set forth on Schedule 7.6.1.
7.6.3	From and after the Closing Date, the Purchaser shall be responsible for all liabilities:
(a)	for salary, wages, bonuses, commissions, vacations, vacation pay and other compensation relating to the Purchaser's employment of all Transferred Employees accruing on and after the Closing Date; and
(b)
subject to Sections 2.2.1(f) and 2.2.2(b), arising as a result of or in respect of the termination of employment of any Transferred Employees by the Purchaser on or following the Closing Date (including by way of constructive dismissals, deemed termination or equivalent concepts under applicable Laws).

7.6.4
From and after the Closing Date, the Purchaser shall recognize the past service of Transferred Employees with the Seller or its Affiliates for such purposes and for any required notice of termination, termination or severance pay (contractual, statutory under the applicable Law).

7.6.5
From and after the Closing Date, Transferred Employees shall be entitled to use and obtain their unused PTO benefits and PTO pay under the Seller or its Affiliates' PTO arrangements which have accrued up to, and including, the Closing Date, determined as of the Closing Date.  Effective on Purchaser's hiring of the Transferred Employees at the Closing, Purchaser shall credit each Transferred Employee an amount of PTO hours equal to the amount of PTO hours that such Transferred Employee previously had accrued but not used with the Seller or its Affiliates as of the Closing and, for the period beginning on the Closing Date and ending on the last day of the calendar year in which the Closing Date occurs, Purchaser shall allow each Transferred Employee to accrue PTO hours at the rate at which such Transferred Employee previously accrued PTO hours with the Seller or its Affiliates immediately prior to the Closing.  The Transferred Employees may use such PTO hours in accordance with and subject to the terms of the Purchasers' then-in-effect paid time off policies, including, that, as permitted under applicable law, any amounts of accrued but unused PTO hours at the end of the calendar year will be subject to forfeiture.  Effective beginning the following calendar year, Purchaser shall allow each Transferred Employee to accrue PTO hours at a rate based on the Purchaser's policies and giving credit to such Transferred Employee for his or her past service with the Seller or its Affiliates. The Seller shall retain liability to Transferred Employees for any bonus accrued or any discretionary bonus consistent with past practice with respect to periods prior to the Closing Date; the amounts and timing of such payments shall be in accordance with the Seller or its Affiliates' bonus plans and, in particular, amounts will be paid as determined by the Seller or its Affiliates.

7.6.6
From and after the Closing, the Purchaser shall indemnify, defend and hold harmless the Seller Indemnified Parties from all Losses arising or relating to (a) any collective or mass termination of employment of the Transferred Employees by Purchaser or its Affiliates, or the employment of the Transferred Employees, in each case, not in accordance with the provisions of applicable Laws, or (b) the severance plan maintained by the Seller or any of its Affiliates as of the Execution Date as described in the summary set forth on Schedule 7.6.6, that results from the failure by the Purchaser or its Affiliates to offer to employ each of the Eligible Employees as required by Section 6.6 (Offer of Employment to Eligible Employees) (except to the extent that it results from a breach by Seller or Affiliates of its obligations under Section 6.6) or to comply with Purchaser's or its Affiliates's obligations required by this Section 7.6.

7.7	Non-Solicitation of Employees
7.7.1
For a period of 12 months following the Closing Date, the Seller shall not, directly or indirectly, and shall cause its Affiliates not to, directly or indirectly, [***]; provided, however, that the foregoing shall not restrict the Seller or any of its Affiliates from:

(a)	[***]; or
(b)	[***].
7.7.2
For a period of 12 months following the Closing Date, the Purchaser shall not, directly or indirectly, and shall cause its Affiliates not to, directly or indirectly, [***]; provided, however, that the foregoing shall not restrict the Purchaser or any of its Affiliates from:

(a)	[***]; or
(b)	[***].
7.8	Insurance
From and following the Closing, the Purchaser shall be responsible for all insurance coverage of the Transferred Assets and the Purchaser acknowledges that, as of the Closing Date, the Facilities and all other Transferred Assets shall cease to be covered by insurance policies of the Seller or of any of its Affiliates and neither the Purchaser nor any of its Affiliates shall make any claim under any such policies.  The Seller shall be entitled to make arrangements with its insurers to reflect this Section 7.8.
7.9	Non-Competition
7.9.1	From the Closing Date until the fifth anniversary of the Closing Date, Seller shall not, and shall cause its Affiliates not to, [***].
7.9.2
The Seller acknowledges and agrees that the covenants set forth in this Section 7.9 are reasonable with respect to period, geographical area and scope.  Notwithstanding anything in this Section 7.9 to the contrary, if at any time, in any Legal Proceedings, any of the restrictions stated in this Section 7.9 are found by a final order of a court of competent jurisdiction to be unreasonable or otherwise unenforceable under circumstances then existing, the Seller agrees that the period, scope or geographical area, as the case may be, shall be reduced to the extent necessary to enable the court to enforce the restrictions to the extent such provisions are allowable under Law, giving effect to the agreement and intent of the Parties that the restrictions contained herein shall be effective to the fullest extent permissible.  The Seller, on its own behalf and on behalf of its Affiliates, agrees that the restrictions contained in this Section 7.9 are reasonable in all respects and are necessary to protect the goodwill of the Transferred Assets.

7.10	CDC Agreement and Novation Post-Closing
Prior to and, as applicable, following the Closing Date, the Parties shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts to obtain all consents of Governmental Authorities required for the novation of the CDC Agreement to the Purchaser and perform their respective obligations under 48 C.F.R. Subpart 42.12, including FAR 42.1203 (the "Applicable FAR Regulations") in order to effect the novation of the CDC Agreement to the Purchaser as soon as reasonably practicable following the Closing.  Without limitation of the foregoing and subject to the Applicable FAR Regulations:
7.10.1
Prior to and, as applicable, following the Closing Date, in connection with the novation of the CDC Agreement to the Purchaser, each of the Seller and the Purchaser shall, and shall cause their respective Affiliates to, provide to the applicable Governmental Authorities such information as is required by the Responsible Contracting Officer (as defined in the Applicable FAR Regulations, including FAR 42.1202) for the CDC Agreement (the "Responsible Contracting Officer"), including, as relevant and appropriate, the documents and materials described in FAR 42.1204;

7.10.2
As soon as reasonably practicable following the Closing, the novation of the CDC Agreement shall be made pursuant to the Novation Agreement, with such changes thereto as are required by the Responsible Contracting Officer and agreed to by the Parties or their respective applicable Affiliates, such agreement not to be unreasonably withheld, conditioned or delayed;

7.10.3
Subject to Sections 2.1.1, 2.2.1, 6.8.2 and 10.1, from and after the Closing Date until the execution of the Novation Agreement or for the remaining period of performance of the CDC Agreement if novation does not occur, the Parties' rights and obligations with respect to the CDC Agreement shall be as set forth in the Pre-Novation Agreement (and, if applicable, the Transitional Services Agreement); and

7.10.4
Following novation of the CDC Agreement to the Purchaser, the Purchaser and its Affiliates shall perform all of Seller's obligations under the CDC Agreement in accordance with the terms of the CDC Agreement and the Novation Agreement.

7.11	Utilities
Promptly following the Closing Date, the Seller and the Purchaser shall cooperate, and take such actions as reasonably necessary, to ensure that all gas, electricity and other utility charges incurred in connection with the Facilities after the Closing are billed by the applicable utility provider directly to the Purchaser.
7.12	Environmental Assessments
Unless otherwise consented to in writing by the Seller, the Purchaser shall not undertake any additional assessment, Tests or investigation activities at the Facilities following the Closing Date for the purpose of confirming the presence of any Liabilities described in Section 2.2.1, unless such assessment or investigation is required by a Governmental Authority with jurisdiction over the Facilities or is necessary in the ordinary course of business, activities or ongoing operations conducted by the Purchaser thereat.  The Purchaser shall immediately notify the Seller of any discoveries made by the Purchaser.
7.13	PDMA Fees
Purchaser shall be solely responsible for PDMA Fees regardless of which Party is invoiced.  Within 20 Business Days of receipt of an invoice to the Seller for PDMA Fees, the Purchaser (or its Affiliate) shall reimburse the Seller for all amounts paid by Seller for PDMA Fees for the Product.
7.14	Further Actions
7.14.1
From time to time after Closing, each of the Parties shall, and shall cause its Affiliates to, execute, deliver and file such instruments of transfer or assignment, files, books and records and shall take such other actions as may be required or reasonably requested by the other Party in each case that are consistent with the terms of this Agreement, in order to (i) vest in the Purchaser all of the Seller's right, title and interest in and to the Transferred Assets as contemplated hereby, (ii) effectuate the Purchaser's assumption of the Assumed Liabilities and (iii) grant to each Party all rights contemplated herein to be granted to such Party under the Ancillary Agreements, in each case at the requesting Party's cost and expense but for no further consideration; provided, however, that after the Closing, apart from such foregoing customary further assurances, neither the Seller nor the Purchaser shall have any other obligations except as specifically set forth and described herein or in the Ancillary Agreements.

7.14.2
After the Closing, upon reasonable advance written notice, the Purchaser and the Seller shall furnish or cause to be furnished to each other, as promptly as reasonably practicable, such information and assistance (to the extent within the reasonable control of such Party) relating to the Transferred Assets (including access to books and records) as is reasonably requested for the satisfaction of contractual or legal obligations to Third Parties or for Intellectual Property filings or litigation, subject to Section 7.1, in each case at the requesting Party's cost and expense but for no further consideration.

7.14.3	Neither Party shall be required by this Section 7.14 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.
7.14.4
Notwithstanding Section 7.1, from and after the Closing Date, the Purchaser and the Seller shall reasonably cooperate with each other in the defense or prosecution of any Legal Proceeding, examination or audit instituted prior to the Closing or that may be instituted thereafter against or by either Party relating to or arising out of the Exploitation of the Product prior to or after the Closing (other than Legal Proceedings between the Purchaser and the Seller or their respective Affiliates arising out of the transactions contemplated hereby or by the Ancillary Agreements).  In connection therewith, from and after the Closing, each of the Seller and the Purchaser shall make available to the other during normal business hours and upon reasonable prior written notice, but without unreasonably disrupting its business, all records relating exclusively to the Transferred Assets, the Licensed Know-How, the Assumed Liabilities or the Excluded Liabilities held by it and reasonably necessary to permit the defense or investigation of any such Legal Proceeding, examination or audit (other than Legal Proceedings between the Purchaser and the Seller or their respective Affiliates arising out of the transactions contemplated hereby or by the Ancillary Agreements, with respect to which applicable rules of discovery shall apply), and shall preserve and retain all such records for the length of time contemplated by its standard record retention policies and schedules; provided that no Party shall be required to make available such documents if such disclosure could, in such Party's reasonable discretion, (a) violate applicable Law or any Contract (including any confidentiality agreement to which such Party or any of its Affiliates is a party), provided that such Party uses reasonable best efforts to obtain waivers thereof, (b) jeopardize any attorney/client privilege, attorney-work product doctrine or other established legal privilege or (c) disclose any Trade Secrets.  Unless otherwise set forth in this Agreement or any Ancillary Agreement, the Party requesting such cooperation shall pay the reasonable out-of-pocket costs and expenses of providing such cooperation incurred by the Party providing such cooperation (including legal fees and disbursements) and by its officers, directors, employees and agents, and any applicable Taxes in connection therewith.

ARTICLE 8	REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller hereby represents and warrants to the Purchaser as of the Execution Date and the Closing Date as follows, except as reasonably Disclosed by this Agreement, materials Disclosed in the Data Room as of the Execution Date or the Schedules to this Agreement (as they may be supplemented pursuant to, and subject to the terms of, Section 6.4 solely with respect to Subsequent Events):
8.1	Corporate Organization
The Seller (and any of its Affiliates which is a party to this Agreement or any of the Ancillary Agreements) is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or other power and authority to own, lease or license and operate the Transferred Assets as and in the places where currently owned, leased or licensed or operated by such Person.  The Seller (and any of its Affiliates which is a party to this Agreement and any of the Ancillary Agreements) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which such qualification or licensing is necessary under applicable Law, except where the failure to be so qualified or licensed and to be in good standing would not reasonably be expected, individually or in the aggregate, to materially prevent the Seller from complying with its obligations under this Agreement and the Ancillary Agreements.
8.2	Authority; Binding Effect
8.2.1
The Seller has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and the Seller (and any of its Affiliates which is a party to any of the Ancillary Agreements) has full corporate power and authority to execute, deliver and perform its obligations under the Ancillary Agreements to which it is a party and each other agreement, document, instrument or certificate contemplated by this Agreement and the Ancillary Agreements to be executed by the Seller (or any such Affiliates, as the case may be) in connection with the consummation of the transactions contemplated hereby and thereby.

8.2.2
The execution, delivery and performance by the Seller of this Agreement, and the execution, delivery and performance by the Seller (or by any of its Affiliates which is a party to this Agreement or to any of the Ancillary Agreements) of the Ancillary Agreements have been duly authorized or, with respect to the Ancillary Agreements, shall have been duly authorized at the Closing Date, by all necessary corporate action on the part of the Seller (or any such Affiliates, as the case may be), and no additional authorization on the part of the Seller or any such Affiliates is necessary in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements.

8.2.3
This Agreement constitutes, and on the Closing Date, will constitute, and each of the Ancillary Agreements when duly executed and delivered on the Closing Date will constitute, legal, valid and binding obligations of the Seller and its Affiliates that are parties thereto, enforceable against them in accordance with their respective terms.

8.3	No Violations; Consents and Approvals
8.3.1
Subject to receipt of the Consents, and of any Governmental Approvals set forth in Schedule 5.1(c) and the Antitrust Approvals, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller (and any of its Affiliates which is a party to any of the Ancillary Agreements), and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(a)
conflict with, violate, result in the breach of, or constitute a default under, any provision of the certificate of incorporation or bylaws or similar governing documents of the Seller or any such Affiliates;

(b)
conflict with, violate, result in the breach of, or constitute a default under the Transferred Contracts or any other material Contract of the Seller or any such Affiliates (other than the CDC Agreement, which shall be addressed in the Pre-Novation Agreement); or

(c)	conflict with, violate, result in the breach of, or constitute a default under any Law applicable to the Seller or any such Affiliates;
except in the case of Section 8.3.1(a) or 8.3.1(b), as would not reasonably be expected, individually or in the aggregate, to materially prevent the Seller from complying with its obligations under this Agreement and the Ancillary Agreements.
8.3.2
There is no pending Legal Proceeding involving the Seller or the Product Business as it exists as of the Execution Date, or, to the Knowledge of the Seller, threatened in writing against the Seller or the Product Business as it exists as of the Execution Date, which questions or challenges the validity of this Agreement or seeks to prevent, enjoin, alter or delay any other transactions contemplated hereby or by the Ancillary Agreements or any action to be taken pursuant to this Agreement.

8.3.3
As of the Execution Date, the Seller has obtained the consent, effective as of the Closing Date, to the assignment to the Purchaser of the Key License Agreement and has delivered a true and correct copy of such consent to assignment to the Purchaser.

8.4	Title to Transferred Assets
8.4.1
The Seller or its Affiliates have good title to, or in the case of licensed or leased property, a valid license or leasehold interest in, the Transferred Assets (other than the Transferred Intellectual Property and Licensed Know-How, which is addressed in Section 8.15), free and clear of all Encumbrances except Permitted Encumbrances.  The Seller or such Affiliates:

(a)
have not granted, or agreed to grant, (i) any ownership interest or right in, or with respect to, any Transferred Asset other than sold Inventory or (ii) any right to acquire or receive any Transferred Asset other than sold Inventory or any interest or right therein or with respect thereto; and

(b)
are not a party to or bound by any Contract (other than the CDC Agreement, which shall be addressed in the Pre-Novation Agreement), other than this Agreement, affecting or relating to the transfer of any Transferred Asset other than sold Inventory (or any interest or right therein or with respect thereto).

8.5	Transferred Contracts
8.5.1
Other than the Seller Government Contracts, which are addressed in Section 8.20.1, and those Transferred Contracts that are added to Schedule 2.1.1(c) following the Execution Date and prior to the Closing Date pursuant to Section 2.1.1(c), as of the Execution Date, the Seller has Disclosed to the Purchaser or its representatives a true and correct copy of each Transferred Contract, together with all amendments, modifications or supplements thereto.

8.5.2
Each Material Transferred Contract (other than the Seller Government Contracts, which are addressed in Section 8.20.2) is a valid and binding agreement of the Seller and its Affiliates that are parties thereto, and to the Knowledge of the Seller, the counterparties thereto, and is in full force and effect in all material respects.

8.5.3
The Seller and its Affiliates that are parties thereto have performed in all material respects all of the obligations required to be performed by the Seller and such Affiliates under the Material Transferred Contracts (other than the Seller Government Contracts, which are addressed in Section 8.20.2), and none of them is in material breach thereunder.  Except as otherwise set forth on Schedule 8.5.3, to the Knowledge of the Seller, no Third Party to any of the Material Transferred Contracts (other than the Seller Government Contracts, which are addressed in Section 8.20.2) is in material breach thereunder.

8.5.4
The Material Transferred Contracts and the Transferred Contracts (in each case, other than the Seller Government Contracts) are all of the material Contracts of the Seller or its Affiliates (other than Contracts constituting Purchaser Provided Assets or otherwise set forth on Schedule 8.5.4) necessary for Purchaser or its Affiliates to manufacture and Develop the Product as it is manufactured and Developed as of the Closing, including any testing of the Product routinely conducted by the Seller as of the Closing.

8.6	Transferred Tangible Personal Property; Transferred Books and Records
8.6.1
Except as set forth in Schedule 8.6.1, the Transferred Tangible Personal Property is in normal working order, ordinary wear and tear excepted and having regard to their respective age and use, in all material respects.

8.6.2	Except as set forth on Schedule 8.6.2:
(a)	the Seller has Disclosed to the Purchaser all of the Transferred Tangible Personal Property; and
(b)
the Transferred Tangible Personal Property are all of the material tangible personal property and interests therein of the Seller or its Affiliates (other than the tangible personal property constituting Purchaser Provided Assets) necessary for Purchaser or its Affiliates to manufacture and Developed the Product as it is manufactured and Developed as of the Closing, including any testing of the Product routinely conducted by the Seller as of the Closing.

8.6.3	Except as set forth on Schedule 8.6.3:
(a)	the Seller has Disclosed to the Purchaser all of the Transferred Books and Records; and
(b)
the Transferred Books and Records are all of the material books and records of the Seller or its Affiliates (other than books and records constituting Purchaser Provided Assets) necessary for Purchaser or its Affiliates to manufacture and Develop the Product as it is manufactured and Developed as of the Closing, including any testing of the Product routinely conducted by the Seller as of the Closing.

8.7	Real Property
8.7.1	Owned Real Property
(a)
Schedule 8.7.1(a) sets out the municipal address of the Manufacturing Facility and a registrable legal description of the Owned Real Property.  The Owned Real Property is free and clear of all Encumbrances except Permitted Encumbrances.  The Seller has not granted any option or right of first refusal or first opportunity to any Person to acquire any interest in any of the Owned Real Property.

(b)
Except as otherwise provided on Schedule 8.7.1(b), the Improvements on the Owned Lands are in reasonably good operating condition and repair, and are suitable and adequate for the purposes for their current use, ordinary wear and tear excepted and having regard to their respective age and use.

(c)
To the Knowledge of the Seller, no application or Legal Proceeding is pending with respect to a reduction or an increase of such Taxes.  To the Knowledge of the Seller, there are no Tax refund proceedings relating to the Owned Real Property which are currently pending. To the Knowledge of the Seller, other than general real estate Taxes, the Seller has no material obligations to any Governmental Authority, adjacent property owner or other Person for the payment (or for any donations in lieu of payment) or performance of any infrastructure, capital improvements or other work in connection with the development or ownership of the Owned Real Property.

(d)
There are no brokerage Contracts, leasing commission Contracts or other Contracts providing for payments of any amounts for the purchase or sale of the Owned Real Property, or for leasing activities or procuring tenants with respect to the Owned Real Property or any part thereof, whether now or in the future.  No brokerage or similar fee is due or unpaid by the Seller with respect to the Owned Real Property or any part thereof.

8.7.2	Leased Real Property
(a)
Schedule 8.7.2 sets forth a complete and accurate list of each lease, sublease, license, sublicense, option, right, concession or other agreement or arrangement for real property (collectively, the "Transferred Leases") to which the Seller is a tenant, subtenant, licensee, occupant or user or otherwise a party and which is used exclusively in connection with the Exploitation of the Product (collectively, the "Seller Leased Real Property"), and, to the Knowledge of the Seller, the Seller has made available to Purchaser a complete and accurate copy of each Transferred Lease.

(b)
The Seller (i) is not, nor, to the Knowledge of the Seller, is any landlord or sublandlord under any Transferred Lease, in material default of any Transferred Lease (with or without the lapse of time or the giving of notice, or both), (ii) except as set forth on Schedule 8.7.2, has not entered into any sublease, license, sublicense, option, right, concession or other Contract granting to any Person the right to use or occupy any Seller Leased Real Property or any portion thereof or interest therein, to the Knowledge of the Seller, no Person is in possession or occupancy of any Seller Leased Real Property other than the Seller, and the Seller has not exercised any option or similar right under any Transferred Lease or sublease, license, sublicense, option, right, concession or other Contract set forth on Schedule 8.7.2, and (iii) has not delivered any written notice of termination of any Transferred Lease to any other party thereto, nor has any other party to any Seller Lease delivered any such written notice of termination.

(c)
No material casualty has occurred that remains uncured with respect to any Seller Leased Real Property or Owned Real Property, and there is no condemnation by a Governmental Authority pending, or, to the Knowledge of the Seller, threatened in writing, in each case with respect to the Seller Leased Real Property or the Owned Real Property that does or would reasonably be expected to impair the operation of the Product Business as it exists as of the Execution Date. Each Seller Leased Real Property is in reasonably good condition and repair, and is suitable for the purposes for which it is used, ordinary wear and tear excepted.

(d)
Neither the Seller nor its Affiliates is party to any brokerage Contracts, leasing commission Contracts or other Contracts providing for payments of any amounts for leasing activities or procuring tenants with respect to the Seller Leased Real Properties or any part thereof, whether now or in the future.  No brokerage or similar fee is due or unpaid by the Seller or any of its Affiliates with respect to any Transferred Lease, the Leased Real Property or any part thereof.  No brokerage or similar fee shall be due or payable by the Seller or its Affiliates on account of the exercise of any renewal, extension or expansion options arising under any Transferred Lease.

8.7.3	General
Seller has not received written notice (a) concerning a pending or, to the Knowledge of the Seller, threatened in writing condemnation of the Owned Real Property, Leased Real Property or portion thereof, or (b) that the Owned Real Property, Leased Real Property or any portion thereof are in violation or non-compliance with any applicable Law.
8.8	Environmental Matters
8.8.1
Except as Disclosed to Purchaser before the Execution Date, (a) the Seller is and, during the past three years, has been in material compliance with all Environmental Laws or Environmental permits, in each case, applicable to the Transferred Assets (including the Facilities) or to the Product Business as it exists as of the Execution Date; (b) to the Knowledge of the Seller the Seller has not released Hazardous Materials at or from the Transferred Assets (including the Facilities) in a manner that would give rise to any material liability under any Environmental Law; (c) the Seller has not received written notice that it is subject to any unresolved material enforcement or liability action under any applicable Environmental Laws or Environmental permits; and (d) to the Knowledge of the Seller, there are no facts, circumstances or conditions relating to the Transferred Assets (including the Facilities) that would reasonably be expected to give rise to any material violation of any Environmental Laws or any material liability under any Environmental Law.  To the Knowledge of the Seller, the Seller has not used (except as is customary in the course of construction of the Improvements and in the operation of the Product Business as it exists as of the Execution Date, and in material compliance with all applicable Laws), manufactured, generated, treated, stored, disposed of, or released any Hazardous Material on, under or about the Facilities or transported any Hazardous Material over the Facilities or installed, used or removed any storage tank on, from or in connection with the Facilities.

8.8.2	All Environmental permits required under all applicable Environmental Laws with respect to operations currently conducted at the Real Property have been obtained;
8.8.3
To the Knowledge of the Seller, no written claims, notices, requests for information, complaints or administrative or judicial orders are pending or threatened in writing against any Seller that could reasonably be expected to result in Environmental Matters arising from or as a result of (a) exposures to Hazardous Materials at, on or emanating from the Real Property; (b) Releases of Hazardous Materials at or from the Facilities or (c) off-site treatment, storage or disposal of Hazardous Materials transported from the Facilities by or on behalf of the Seller; and

8.8.4
The Seller has delivered to Purchaser true, correct and complete copies of all environmental assessments, investigations, studies or similar reports in the Seller's possession or control (including in the possession of the Seller's independent contractors), whether in physical or electronic form, pertaining to (a) the Facilities, or (b) successor liability under any applicable Environmental Law related to the Facilities, in each case, since January 1, 2013, pertaining to the Facilities as they exist as of the Execution Date.

8.9	Employees and Employee Benefit Plans
8.9.1
The Seller and its Affiliates have complied in all material respects with all obligations owed to the Transferred Employees under the Seller Compensation and Benefit Plans or otherwise, including any obligations arising under applicable Laws, collective bargaining agreements, and terms and conditions of employment, as appropriate.

8.9.2
Except as set forth on Schedule 8.9.2, none of the Transferred Employees has received or given any notice terminating his employment or will be entitled to receive any termination indemnity or similar payment as a result of the sale of the Transferred Assets to the Purchaser.

8.10	Labor Relations
8.10.1
Since January 1, 2013, (a) neither the Seller nor any of its Affiliates, which are employers of the Transferred Employees, has been or is a party to or was or is bound by any collective bargaining agreement covering the Transferred Employees, (b) to the Knowledge of the Seller, there are no labor unions or other organizations representing the Transferred Employees, (c) neither the Seller nor its Affiliates has made commitments to or conducted negotiations with any labor union or employee association with respect to any future collective bargaining agreements covering the Transferred Employees, and (d) to the Knowledge of the Seller, there are no current attempts to organize or establish any labor union or employee association with respect to the Transferred Employees.

8.10.2
Since January 1, 2013, there have not been, there are not currently, and, to the Knowledge of the Seller, there have not been threatened in writing any claims or actions by or on behalf of any Transferred Employee against Seller or any of its Affiliates.  Since January 1, 2013, there has not occurred or, to the Knowledge of the Seller, been threatened in writing any material strike, slowdown, picketing or work stoppage with respect to any Transferred Employees.

8.10.3
With respect to the Transferred Employees, the Seller is and, since January 1, 2013, has been, in compliance in all material respects with all currently applicable or then applicable Laws and its own policies regarding hiring, terms and conditions of employment, wages and hours, discrimination, labor relations, and all other employment practices.

8.11	Information and Consultation of Employee Representatives
There are no information or consultation rights of employee representatives for any Transferred Employees in connection with the transactions contemplated hereby.
8.12	Litigation
There are no material Legal Proceedings pending, or to the Knowledge of the Seller, threatened in writing against the Seller or any of its Affiliates that relate to the Transferred Assets or the Facilities or the Product Business as it exists as of the Closing Date, nor have there been since January 1, 2011.
8.13	Compliance with Laws
8.13.1	The Seller or its Affiliates hold all material Governmental Approvals necessary for the ownership and operation of the Facilities or the Transferred Assets.
8.13.2
Neither the Seller nor any of its Affiliates which owns any of the Transferred Assets has received any written notice that the Seller or any such Affiliate is not in compliance in any material respect with any Law with respect to the Facilities or the Transferred Assets or the Transferred Employees.

8.13.3	Notwithstanding anything in this Section 8.13 to the contrary, the representations and warranties made in this Section 8.13 do not apply to regulatory matters, which are the subject of Section 8.17.
8.14	Brokers and Finders
There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Seller or any of its Affiliates who might be entitled to any fee or commission from the Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.
8.15	Intellectual Property
8.15.1
Seller or one of its Affiliates owns, or otherwise has the right to use, the Transferred Intellectual Property and the Licensed Know-How and has the right to license the Licensed Know-How to the Purchaser in accordance with this Agreement and to transfer the Transferred Intellectual Property to the Purchaser hereunder.

8.15.2	All maintenance fees, annuity fees or renewal fees for the Transferred Intellectual Property that are due and payable have been paid.
8.15.3	None of the Transferred Patents is involved in any material Legal Proceeding, reissue, interference, reexamination or opposition.
8.15.4	None of the Transferred Trademarks is involved in any Legal Proceeding, cancellation, nullification or opposition proceeding that would have a Material Adverse Effect.
8.15.5
To the Knowledge of the Seller, the conduct of the Product Business as it exists as of the Execution Date does not infringe or misappropriate any Third Party's intellectual property rights.  No Legal Proceeding is pending against the Seller (i) based upon, challenging or seeking to deny or restrict the use of any of the Transferred Intellectual Property or the Licensed Know-How or (ii) alleging that Seller's conduct of the Product Business as it exists as of the Execution Date infringes or misappropriates the intellectual property rights of any Third Party.

8.15.6
Seller has not granted any licenses, sublicenses, covenants not to sue or other rights in or with respect to the Transferred Intellectual Property to any Third Parties, and, to the Knowledge of the Seller, no Third Party is engaging in any activity that infringes or misappropriates the Transferred Intellectual Property.

8.15.7
The Seller has made available to the Purchaser or its representatives a true and correct copy of the Key License Agreement, together with all amendments, modifications or supplements thereto.  The Key License Agreement is a valid and binding agreement of the Seller and its Affiliates that are parties thereto, and to the Knowledge of the Seller, the counterparties thereto, and is in full force and effect in all respects.  Except as set forth in Schedule 8.15.7, the Seller and its Affiliates that are parties thereto have performed in all material respects all of the obligations required to be performed by the Seller and such Affiliates under the Key License Agreement, and none of them is in material breach thereunder.  To the Knowledge of the Seller, no Third Party to the Key License Agreement is in material breach thereunder.  At the Closing, the Seller or its Affiliate that is party to the Key License Agreement shall validly assign the Key License Agreement to the Purchaser on the same terms and conditions as Disclosed to the Purchaser as of the Execution Date.

8.15.8
The Transferred Intellectual Property, collectively with any Intellectual Property that is licensed to the Purchaser under a Transferred Contract or pursuant to Section 2.3.1, is all of the material Intellectual Property (other than Intellectual Property constituting Purchaser Provided Assets) necessary for Purchaser or its Affiliates to manufacture and Develop the Product as it is manufactured and Developed by or on behalf of the Seller or its Affiliates as of the Closing Date.

8.16	Inventory
Schedule 8.16 sets forth a true and complete list, by units of measures and category types, and the Fully Absorbed Costs of, the Inventory [***] and held by the Seller and its Affiliates at the month-end prior to the Execution Date (the "Scheduled Inventory"). Except as otherwise set forth on Schedule 8.16, the Scheduled Inventory (a) has been manufactured in accordance with the applicable Master Production and Control Record (within the meaning of 21 CFR part 211.186) and any deviations have been managed in accordance with the standard operating procedure [***] or standard operating procedure [***], as applicable, each of which have been Disclosed in the Data Room and (b) meets the Certificate of Analysis applicable to the category type of Scheduled Inventory for its stage of manufacture.
8.17	Regulatory Compliance
8.17.1
The Seller has not, with respect to the Product: (a) made any untrue statement of material fact or fraudulent statement to the FDA or any other equivalent foreign agency; (b) failed to timely disclose a material fact required to be disclosed to the FDA or any equivalent foreign agency; or (c) committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide the basis for the FDA to invoke its policy respecting "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities," as set forth in 56 Fed. Reg. 46191 (September 10, 1991).

8.17.2	The Seller's Facilities comply with the Seller's quality requirements and also comply, in all material respects, with all Healthcare Laws, including applicable GMPs.
8.17.3
Except as set forth on Schedule 8.17.3, with regard to the Product, since December 1, 2015, the Seller has not received notice of any adverse inspection, finding of deficiency, finding of non-compliance, investigation, penalty for corrective or remedial action, consent decree, correction action plan or other compliance or enforcement action relating to the Product that has not been fully resolved to the satisfaction of the FDA or any other Governmental Authority that issued such notice.

8.17.4
Except as set forth on Schedule 8.17.4, since January 1, 2014, there has not been, nor is there currently under consideration by any Seller, any of its Affiliates or, to the Knowledge of the Seller, any Governmental Authority, any recall, market withdrawal, market action, or post-sale warning, in each case, of a material nature and in respect of the Product.

8.17.5
Except as set forth on Schedule 8.17.5, as of the Execution Date, the Seller has made available to the Purchaser the paper files and the electronic database that contains (a) the regulatory documentation comprising the BLA as it exists as of the Execution Date and (b) the correspondence with the FDA related to the Proposed PAS as of the Execution Date, including files, emails and correspondence, in each case ((a) and (b)), which have been maintained by the Seller in accordance with the Seller's work instruction RDWIN-000179 (Management of Interactions with Regulatory Authorities by Global Regulatory Affairs).

8.18	Suppliers
Schedule 8.18 lists the names and addresses of the material suppliers of raw materials, supplies and other products or services used by the Seller to conduct the Product Business as it exists as of the Execution Date.  The Seller has not received any notice that any such supplier will not sell raw materials, supplies and other products and services at any time after the Closing Date.
8.19	Taxes
8.19.1
Except as otherwise disclosed in Schedule 8.19.1, the Seller has timely filed all Tax Returns required to be filed by it and all such Tax Returns have been true, correct, and complete in all material respects.  The Seller has timely paid all Taxes imposed on it when the same have become due.  There are no Encumbrances on any of the Transferred Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

8.19.2
The Seller has complied in all material respects with all Laws relating to the withholding and collection of Tax with respect to the Product (including any withholding with respect to wages or other amounts paid or owing to any employee, independent contractor, creditor, member, shareholder or other Third Party), and has timely reported such amounts and paid them over to the applicable Governmental Authority.  The Seller has complied in all material respects with all Laws with respect to the Product with respect to record retention of Tax records.

8.19.3
Except as otherwise disclosed in Schedule 8.19.3, there is no outstanding claim, audit or other examination or proceeding with respect to Taxes with respect to the Seller and, to the Knowledge of the Seller, no such claim, audit, examination or proceeding is threatened in writing.  No claim has ever been made by a Governmental Authority in a jurisdiction where any Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

8.20	Seller Government Contracts
8.20.1	The Seller has Disclosed to the Purchaser in the Data Room a complete and correct copy of each Seller Government Contract, and all modifications and amendments thereto.
8.20.2	With respect to each Seller Government Contract:
(a)	the Seller has complied with all material terms and conditions of such Seller Government Contract other than with regard to the Unsatisfied Orders;
(b)
neither the CDC, a party to a Seller Government Contract, or other Governmental Authority has notified Seller in writing or, to the Knowledge of the Seller, orally that the Seller is in breach of a contract requirement, certification, representation, clause, or provision, or otherwise violated any law, in each case, pertaining to the performance of the Seller Government Contract;

(c)
neither the CDC, a party to a Seller Government Contract, or other Governmental Authority has issued a cure notice or show cause notice pertaining to the Seller Government Contracts, nor, to the Knowledge of the Seller, threatened to terminate or not renew any Seller Government Contract; and

(d)
no outstanding, unresolved material direct or indirect cost invoiced or claimed by the Seller has been disallowed or is, to the Knowledge of the Seller, currently being audited other than in the ordinary course of business.

8.20.3	Seller has received Satisfactory or better on all Contractor Performance Assessment Reports (CPAR) issued by a Governmental Authority regarding the CDC Agreement.
8.20.4
To the Knowledge of the Seller, since January 1, 2013, in connection with the Product Business as it exists as of the Execution Date, neither the Seller nor any of its Principals (as defined at FAR 52.203-13(a)) has:

(a)
been debarred, suspended, or proposed for suspension or debarment from government contracting or have been subject to criminal or civil charges involving a contract with a Governmental Authority, tax, antitrust or other issues that could constitute a cause for suspension or debarment;

(b)	been subject to criminal or civil charges involving issues of deception, fraud, or falsification or destruction of records; or
(c)	pleaded guilty to, or otherwise been convicted of, violating any Federal or state laws or had one or more contracts terminated for default by any Governmental Authority.
8.20.5
To the Knowledge of the Seller, none of the Transferred Intellectual Property was developed under any contract with the U.S. Government such that some or all of the Intellectual Property is subject to the restrictions in the Bayh-Dole Act or other applicable federal regulations that apply to government funded intellectual property.  To the Knowledge of the Seller, all Transferred Intellectual Property previously delivered to the U.S. Government under the CDC Agreement has been marked with the appropriate restrictive markings provided for by the FAR, agency FAR supplement, and contract terms, as applicable.  To the Knowledge of the Seller, in connection with the Product Business, the Seller has complied with all applicable Laws and with all applicable contractual requirements relating to the placement of legends or assertion of restrictive markings on any Transferred Intellectual Property delivered or provided to the U.S. Government.

8.20.6
The Seller Government Contracts identified on Schedule Q constitute each Government Contract relating to the CDC Agreement, the Product or the WetVax Deliverable to which the Seller is a party.  Other than the counterparties to the Seller Government Contracts, there are no other customers of the WetVax Deliverable or the Product Business as it is conducted as of the Execution Date and as of the Closing Date.

ARTICLE 9	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser hereby represents and warrants to the Seller that the following are true and correct as of the Execution Date and shall be true and correct as of the Closing Date:
9.1	Corporate Organization
The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, is a responsible contractor as that term is used in FAR Subpart 9.1, and has all requisite corporate power and authority to own and operate its properties and assets where such assets are currently owned, leased or operated and to carry on its business as currently conducted.  The Purchaser is duly qualified or licensed to do business and is in good standing in each jurisdiction in which such qualification or licensing is necessary under applicable Law, except where the failure to be so qualified or licensed and to be in good standing would not reasonably be expected, individually or in the aggregate, to materially prevent the Purchaser from complying with its obligations under this Agreement and the Ancillary Agreements.
9.2	Authority; Binding Effect
9.2.1
The Purchaser has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations under this Agreement and the Ancillary Agreements, and each other agreement, document, instrument or certificate contemplated by this Agreement and the Ancillary Agreements to be executed by the Purchaser in connection with the consummation of the transactions contemplated hereby and thereby.

9.2.2
The execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements have been duly authorized or, with respect to the Ancillary Agreements, shall have been duly authorized at the Closing Date, by all necessary corporate action on the part of the Purchaser and no additional authorization on the part of the Purchaser is necessary in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements.

9.2.3
This Agreement constitutes, and on the Closing Date, will constitute, and each of the Ancillary Agreements when duly executed and delivered on the Closing Date will constitute, legal, valid and binding obligations of the Purchaser enforceable against it in accordance with their respective terms.

9.3	No Violations; Consents and Approvals
9.3.1
Subject to receipt of the Antitrust Approval(s) and except as otherwise set forth on Section 9.3.1 to the Purchaser's disclosure schedules, the execution, delivery and performance of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a)	conflict with, violate, result in the breach of, or constitute a default under, any provision of the certificate of incorporation or bylaws of the Purchaser;
(b)	conflict with, violate, result in the breach of, constitute a default under, under any material Contract pursuant to which the Purchaser is bound; or
(c)	conflict with, violate, result in the breach of, or constitute a default under any Law applicable to the Purchaser;
except, in the case of Section 9.3.1(a) or Section 9.3.1(b), as would not reasonably be expected, individually or in the aggregate, to materially prevent the Purchaser from complying with its obligations under this Agreement and the Ancillary Agreements.
9.3.2
Except for the Antitrust Approval(s), the Novation Agreement and the Pre-Novation Agreement or as otherwise set forth on Section 9.3.2 to the Purchaser's disclosure schedules, no consents or approvals are required on the part of the Purchaser in connection with the execution, delivery and performance of this Agreement or any of the Ancillary Agreements.

9.3.3
There is no pending Legal Proceeding involving the Purchaser or, to the Knowledge of the Purchaser, threatened in writing against the Purchaser, which questions or challenges the validity of this Agreement or seeks to prevent, enjoin, alter or delay any of the transactions contemplated hereby or any action to be taken pursuant to this Agreement.

9.4	Capabilities
9.4.1
As of the Execution Date, the Purchaser has on hand, and as of the Closing Date the Purchaser will have on hand, available funds sufficient to enable the Purchaser to pay in full all amounts to be paid by the Purchaser in connection with this Agreement and the transactions contemplated hereby, without recourse to any borrowing or other financing (whether or not committed).  Giving effect thereto, following the Closing, to the Knowledge of the Purchaser, the Purchaser will have capital resources sufficient to satisfy all Assumed Liabilities relating to the Transferred Assets. As of the Execution Date, the Purchaser has obtained all consents from Third Party financial institutions required for the Purchaser to be able to execute, deliver and perform this Agreement and all of the Ancillary Agreements.

9.4.2
The original source of monies being used by the Purchaser to pay all amounts contemplated to be paid and to satisfy all other obligations hereunder by the Purchaser in connection with this Agreement and the transactions contemplated hereby is derived from legitimate activities.  Such monies do not originate from any country or territory that is identified as the subject of country-wide or territory-wide sanctions (economic or otherwise), or from a person or entity that is described or designated on any prohibited parties' lists maintained by any country or international organization (such as the Specially Designated Nationals and Blocked Persons (SDN) list maintained by the U.S. Office of Foreign Assets Control (OFAC) and the United Nations Security Council 1267 Committee's List of Terrorists and Supporters of Terrorism).

9.4.3
Assuming that accuracy of the representations and warranties of the Seller contained in Article 8 and, subject to Section 7.10, the transfer and delivery of the Transferred Assets and the license of the Licensed Know-How upon the consummation of the transactions, in each case, in accordance with the express terms this Agreement, to the Knowledge of the Purchaser, the Purchaser and its Affiliates will have the expertise reasonably necessary to fulfill the obligations of Seller assumed by the Purchaser under the CDC Agreement and Purchaser's obligations under the Pre-Novation Agreement.

9.5	Brokers and Finders
There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser or any of its Affiliates who might be entitled to any fee or commission from the Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.
9.6	No Other Representation or Warranty
The representations and warranties provided in this Article 9 are the only representations and warranties given by the Purchaser in connection with the transactions herein contemplated.
9.7	Independent Assessment
The Purchaser acknowledges that it and its representatives and advisers have been permitted access to the records, Contracts, and other properties and assets of the Seller and its Affiliates relating to the Facilities and the Transferred Assets contained in the Data Room, and have had a satisfactory opportunity to meet with the officers and employees of the Seller to discuss the contemplated purchase of the Transferred Assets and the transactions contemplated by this Agreement and the Ancillary Agreements.  The Purchaser acknowledges that it is sufficiently experienced to make an independent and informed judgment with respect to the Facilities and its operations.  The Purchaser has not relied on any representation and warranty of the Seller, except those expressly included Article 8 or in the Ancillary Agreements.
ARTICLE 10	INDEMNIFICATION
10.1	Indemnification
10.1.1
From and after the Closing, and subject to this Article 10, the Seller hereby agrees to indemnify the Purchaser, its Affiliates and their respective officers, directors, managers, employees, agents and representatives (collectively, the "Purchaser Indemnified Parties") for any and all losses, Liabilities, claims, demands, judgments, demands, fines, suits, actions, costs and expenses (including reasonable attorneys' fees) (collectively, "Losses") incurred by the Purchaser Indemnified Parties arising out of, or related to:

(a)
any inaccuracy in or breach of any representation or warranty on the part of the Seller or any of its Affiliates contained in Article 8, or on the part of the Seller or any of its Affiliates, as the case may be;

(b)	any failure to perform, breach or violation by the Seller or any of its Affiliates of any of its covenants or agreements contained in this Agreement;
(c)	any Excluded Assets or Excluded Liabilities;
(d)
any Liabilities arising out of the Deed of Sale, the Assignment and Assumption Agreement, the Bill of Sale, the Patent Assignment Agreement or the Trademark and Domain Name Assignment Agreement during the period prior to Closing; and

(e)
Liabilities arising out of the CDC Agreement (including any modifications, amendments or extensions thereto) or the Novation Agreement to the extent that such Liabilities are attributable to the Seller's or its Affiliates' breach of the CDC Agreement prior to Closing, or the Seller's or its Affiliates' performance or non-performance of the Pre-Novation Agreement.

10.1.2
From and after the Closing, and subject to this Article 10, the Purchaser hereby agrees to indemnify the Seller, its Affiliates and their respective officers, directors, managers, employees, agents and representatives (collectively, the "Seller Indemnified Parties") for any and all Losses incurred by the Seller Indemnified Parties arising out of, or related to:

(a)	any inaccuracy or breach of any representation or warranty on the part of the Purchaser contained in Article 9;
(b)	any failure to perform, breach or violation by the Purchaser of any of its covenants or agreements contained in this Agreement;
(c)	any of the Transferred Assets or the Assumed Liabilities;
(d)	the ownership or operation of the Transferred Assets after the Closing;
(e)
any Liabilities arising out of the Deed of Sale, the Assignment and Assumption Agreement, the Bill of Sale, the Patent Assignment Agreement or the Trademark and Domain Name Assignment Agreement during the period after Closing; and

(f)
without limiting the foregoing, Liabilities arising out of the CDC Agreement (including any modifications, amendments or extensions thereto) or the Novation Agreement arising during the period after Closing, or the Purchaser's performance or non-performance of the Pre-Novation Agreement, other than those in Section 10.1.1(d).

10.1.3
For purposes of determining the amount of Losses subject to indemnification pursuant to this Section 10.1, but not for purposes of determining whether the representations and warranties giving rise to such right to indemnification have been breached, such Losses shall be determined without regard to any qualification or exception contained in such representation or warranty relating to materiality or Material Adverse Effect applicable thereto.

10.2	Indemnification Process for Direct Claims
In the event of a claim (other than a Third Party Claim, as defined in Section 10.3) made by one Party against another Party under Section 10.1 (a "Direct Claim"), the Party making the claim (the "Indemnifiable Party") shall promptly (and in any event within 20 Business Days of becoming aware of it) give written notice to the other Party (the "Indemnifying Party") of such Direct Claim, reasonably specifying, to the extent permitted by applicable Law and without waiving any rights under the attorney work product doctrine or rights of attorney-client or other applicable privileges, the nature and grounds of such Direct Claim and the amount or estimated amount thereof (which estimate is for informational purposes only and shall not be considered a conclusive determination of the final amount of such Direct Claim); provided, however, that the failure to give such notice promptly shall not relieve the applicable Indemnifying Party of its indemnification obligations under this Agreement, except to the extent that the Indemnifying Party is directly prejudiced by the delay in receiving such notice.
10.3	Indemnification Process for Third Party Claims
10.3.1
In the event that any Legal Proceeding is asserted or instituted or threatened by any Third Party in respect of which an Indemnifying Party may be obligated to provide indemnification hereunder (such Legal Proceeding being hereinafter referred to as a "Third Party Claim"), the Indemnifiable Party shall promptly (and in any event within 20 Business Days of an executive or senior officer of such Indemnifiable Party becoming aware of it) give written notice to the Indemnifying Party of such Third Party Claim, specifying, to the extent permitted by applicable Law and without waiving any rights under the attorney work product doctrine or rights of attorney-client or other applicable privileges, the nature and grounds of such Third Party Claim and the amount or estimated amount thereof (which estimate shall not be considered a conclusive determination of the final amount of such Third Party Claim) (a "Third Party Claim Notice"); provided, however, that the failure to give such notice promptly shall not relieve the applicable Indemnifying Party of its indemnification obligations under this Agreement, except to the extent that the Indemnifying Party is actually prejudiced by the delay in receiving such notice.

10.3.2	In the event of a Third Party Claim:
(a)
the Indemnifying Party shall have the right, if it so elects by written notice delivered within five Business Days of receipt of the Third Party Claim Notice, to assume the defense of the Third Party Claim and take such action to avoid, defend, dispute, resist, appeal or compromise such Third Party Claim and for such purpose may retain counsel of its choice to represent the Indemnifiable Party and any others that the Indemnifying Party may reasonably designate in connection with such Third Party Claim and shall pay the fees and disbursements of such counsel with regard thereto;

(b)
the Indemnifiable Party shall have the right, if it so notifies the Indemnifying Party, to be consulted in such defense of the Third Party Claim and to participate at its own expense and with counsel of its choice.  In such event, the Indemnifying Party shall afford the Indemnifiable Party and its counsel the opportunity to comment (which comments shall be taken into account to the extent reasonable) with respect to the conduct of the defense of such Third Party Claim; and

(c)
if requested by the Indemnifying Party, the Indemnifiable Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party defends, or, if (i) appropriate and related to the Third Party Claim in question and (ii) reasonable in the judgment of the Indemnifying Party, in making any counterclaim against the Person asserting the Third Party Claim, or any cross complaint against any Person.  The Indemnifying Party shall consult the Indemnifiable Party with respect to the prosecution of such counterclaim, demand or cross complaint.  In such case and to the extent the counterclaim or cross complaint is related to the circumstances or facts giving rise to the Loss, the amount obtained and actually paid to the Indemnifiable Party as a result thereof shall be deducted from the amount of the indemnification to be paid by the Indemnifying Party to the Indemnifiable Party.

10.3.3
In the event the Indemnifying Party does not timely assume the defense in respect of the Third Party Claim, the Indemnifying Party shall have the right, if it so notifies the Indemnifiable Party, to be consulted in such defense of the Third Party Claim and to participate at its own expense and with counsel of its choice.  In such event, the Indemnifiable Party shall afford the Indemnifying Party and its counsel the opportunity to comment (which comments shall be taken into account to the extent reasonable) with respect to the conduct of the defense of such Third Party Claim.

10.3.4
From and after the delivery of a Third Party Claim Notice hereunder, at the reasonable request of the Indemnifying Party, the Indemnifiable Party shall promptly provide the Indemnifying Party with copies of any document received or sent in connection with the Third Party Claim and shall grant the Indemnifying Party and its representatives all reasonable access to the books, records and properties of the Indemnifiable Party to the extent reasonably related to the matters to which the Third Party Claim Notice relates and which does not waive any rights of the Indemnifiable Party to the work product doctrine or attorney-client or similar privileges.  The Indemnifying Party shall not, and shall require that its representatives shall not, use (except in connection with such Third Party Claim) or disclose to any Third Party other than the Indemnifying Party's representatives (except as may be required by applicable Law) any information obtained pursuant to this Section 10.3.4 which is designated confidential by the Indemnifiable Party.  All such access shall be granted during normal business hours on a Business Day and shall be granted under conditions which will not unreasonably interfere with the business and operations of the Indemnifiable Party.

10.3.5
Any compromise or settlement made or caused to be made by the Indemnifying Party or the Indemnifiable Party, as the case may be, in connection with any Third Party Claim shall be binding upon, and be for the benefit of, the Indemnifying Party and the Indemnifiable Party, as the case may be, in the same manner as if a final Order had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, however, that no settlement or compromise shall be entered into by either the Indemnifying Party or the Indemnifiable Party without the express written consent of the other Party (which consent shall not be unreasonably withheld or delayed).  In the event the Indemnifiable Party refuses to consent to a settlement providing for a monetary payment that provides for a full release of the Indemnifiable Party and its Affiliates without any admission of fault or liability on the part of the Indemnifiable Party and its Affiliates or impose any restrictions on the Indemnifiable Party or its Affiliates, the Indemnifying Party shall not be liable to indemnify the Indemnifiable Party for any amount in excess of the amount of such settlement proposal.

10.4	General Limitations on Indemnity Payments
10.4.1
From and after the Closing, indemnification under this Article 10 shall constitute the sole and exclusive remedy of any Party with respect to any and all claims relating to this Agreement, except for claims of actual fraud, gross negligence, actions taken in bad faith or intentional misrepresentation, any claims resolved by an Independent Expert under the terms of this Agreement, and except for the specific performance of covenants or agreements or claims in respect of the provisions of Sections 7.7, 7.9 or 12.1.  Each Party waives, and shall cause its Affiliates to waive, any other right against the other Party and its Affiliates for indemnification pursuant to any breach of representations or warranties, other than as provided in this Agreement or any Ancillary Agreement.

10.4.2
No claim for indemnification made by a Purchaser Indemnified Party pursuant to Section 10.1.1(a) will be indemnifiable if and to the extent that the fact, matter, event or circumstance giving rise to such claim is Disclosed to the Purchaser by the Seller or its Affiliates as of the Execution Date.  No claim for indemnification made by a Seller Indemnified Party pursuant to Section 10.1.2(a) will be indemnifiable if and to the extent that the fact, matter, event or circumstance giving rise to such claim is Disclosed to the Seller by the Purchaser as of the Execution Date.

10.4.3	The Indemnifiable Party shall take commercially reasonable steps to avoid or mitigate any Losses in respect of which it might be entitled to indemnification pursuant to this Article 10.
10.4.4	No indemnification shall be available to the Purchaser Indemnified Parties hereunder in respect of any Loss resulting directly from:
(a)	the conduct by the Purchaser or its Affiliates after the Closing Date (including any restructuring or Tax election); or
(b)	the conduct by the Seller or its Affiliates before the Closing Date at the direction or request of the Purchaser or its Affiliates.
10.4.5
The amount of any Loss for which indemnification is provided under this Article 10 shall be net of any amounts actually recovered by the Indemnifiable Party under insurance policies or from Third Parties (other than amounts recovered from another Indemnifiable Party) with respect to such Loss.  If the Indemnifiable Party actually receives a full or partial recovery under insurance policies or from a Third Party (other than from another Indemnifiable Party) following payment of indemnification by the Indemnifying Party in respect of such Loss, the Indemnifiable Party shall forward such insurance or other such amounts recovered to the Indemnifying Party less any costs, fees and expenses, duly evidenced, incurred by the Indemnifiable Party in connection with the recovery of such amount (not to exceed the amount of indemnification paid by the Indemnifying Party).  For clarity, the provisions of this Section 10.4.5 shall not apply in respect of any claims in respect of breaches of the representations and warranties contained in Section 8.8 (Environmental Matters) for which the Purchaser's remedy is addressed in Section 10.6.5.

10.4.6
The amount of any Loss for which indemnification is provided under this Article 10 shall be reduced to take account of the actual amount by which the Taxes of the Indemnifiable Party or its Affiliates shall be reduced by such Loss, and increased by any Tax detriment actually realized by the Indemnifiable Party that is attributable to the receipt of indemnification payments under this Agreement in respect of such Losses.

10.4.7
In no event shall any Loss relating to a breach of any representation or warranty set forth in Article 8 or Article 9 for which indemnification is provided under this Article 10 include amounts arising out of or in connection with a change or development in Law after the Execution Date, including any change or development in the enforcement thereof or any change in the rates of taxation in force at the Execution Date.

10.4.8
In no event shall any Indemnifiable Party be entitled to double recovery under this Agreement or any Ancillary Agreement.  In particular, in the event any circumstances giving rise to a Loss constitute a breach of more than one representation and warranty, obligation or covenant on the part of the Indemnifying Party, the Indemnifiable Party shall only be entitled to be indemnified once in respect of such Loss.

10.4.9
If any claim for indemnification is based upon a liability which is contingent, the Indemnifying Party shall not be liable to make any indemnification payment to the Indemnifiable Party unless and until such contingent liability becomes due and payable, other than payments made to the Indemnifiable Party to cover the costs and expenses of investigating or defending such contingent liability, including reasonable attorneys' fees incurred by the Indemnifiable Party; provided, however, that any claim for indemnification that is made with respect to a contingent liability prior to the termination of the survival period defined in Section 10.5 shall not be denied, and no Indemnifying Party's liability hereunder shall be extinguished solely because such liability remains contingent at the end of such survival period.

10.4.10
For the purposes of this Article 10, all amounts which are denominated in a currency other than the dollar shall be converted into dollars at the rate published in the Wall Street Journal on the date of the notice of claim by the Indemnifiable Party.

10.5	Survival of Representations, Warranties and Covenants
Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any statute of limitations that might otherwise apply, the obligation of any Indemnifying Party to indemnify any Indemnifiable Party from and against any Loss arising from the breach of a representation or warranty set forth in this Agreement or the breach of a covenant in Article 6 will terminate [***] months after the Closing Date (the "Termination Date"), except that (a) claims in respect of breaches thereof pending on, or asserted prior to, the Termination Date will continue to survive until such claims have been resolved, (b) claims of any Indemnifiable Party for any breach of a Fundamental Warranty, and any claims of the applicable Indemnifiable Parties under Sections 10.1.1(c), 10.1.1(d), 10.1.2(c), 10.1.2(d), or 10.1.2(f) shall each survive the Closing Date and shall expire upon the expiration of the applicable statute of limitations, including extensions thereof, (c) the covenants, agreements and obligations of the Seller or the Purchaser which by their terms are to be performed after the execution of this Agreement, shall survive the Closing Date and shall not expire until the expiration date specified in this Agreement or, if no term is specified, the expiration of the applicable statute of limitations in respect thereof.
10.6	Other Limitations
10.6.1
To the extent that any Losses incurred by a Purchaser Indemnified Party arise out of (a) a breach of the Seller's representations in any of Section 8.3 (No Violations; Consents and Approvals), Section 8.4 (Title to Transferred Assets) or Section 8.6 (Transferred Tangible Personal Property and Inventory), or (b) a breach of the Seller's covenants to convey a Transferred Asset, and is capable of mitigation through the conveyance to the Purchaser or the applicable Purchaser Indemnified Party of any non-conveyed asset giving rise to such Loss (or another non-conveyed asset that would cure such Loss), the Purchaser and the Seller shall cooperate (at the Seller's expense) to effect any arrangement reasonably proposed by the Purchaser for the conveyance to the Purchaser or the applicable Purchaser Indemnified Party of such asset.  To the extent that any Losses incurred by a Purchaser Indemnified Party arise out of a breach of the Seller's covenants in Section 7.2 (Consents pertaining to Transferred Contracts; Shared Contracts) which is capable of mitigation through making available to the Purchaser or the applicable Purchaser Indemnified Party any Shared Contract giving rise to such Loss (or another asset that would cure such Loss), the Purchaser and the Seller shall cooperate (at the Seller's expense) to effect any arrangement reasonably proposed by the Purchaser to mitigate such Loss.  In such event, if the Seller is unable to effect such arrangement, the Purchaser shall be entitled to obtain a reasonably equivalent replacement or substitute for such asset on a commercially reasonable basis, and the reasonable cost of such reasonably equivalent replacement or substitute will be an indemnifiable Loss hereunder.

10.6.2	Notwithstanding the foregoing, and subject to Section 10.6.3 below, no claim for indemnification made pursuant to Section 10.1.1(a) will be indemnifiable:
(a)
unless the Losses with respect to each individual item or group of related items underlying such claim exceed $[***] (the "Minimum Claim Threshold"), provided that if the Losses with respect to such item or group of related items exceed the Minimum Claim Threshold, the full amount of the claim (and not just the excess above the Minimum Claim Threshold) will be indemnifiable, subject to the other limitations herein; and

(b)
until the indemnifiable Losses pursuant to Section 10.1.1(a) exceed $[***] in the aggregate (the "Deductible"), in which event the Indemnifying Party will reimburse the Indemnifiable Party only for the amount of the indemnifiable Losses in excess of the Deductible, except as otherwise set forth in Section 10.6.5, provided that notwithstanding any other provision of this Agreement, the maximum aggregate amount for which an Indemnifying Party may be liable with respect to claims made pursuant to Section 10.1.1(a), will not exceed $[***] (the "Cap"), except that claims in respect of breaches of the representations and warranties contained in Section 8.8 (Environmental Matters) will be recoverable solely and exclusively as set forth in Section 10.6.5.
10.6.3
Notwithstanding Section 10.6.2 above, claims made with respect to the Fundamental Warranties and the representations and warranties contained in Section 8.8 (Environmental Matters) will not be subject to, and will not be considered in calculating whether claims have exceeded, the Minimum Claim Threshold, the Deductible or the Cap, provided, however, that the maximum amount for which the Seller may be liable with respect to claims made with respect to the Fundamental Warranties will not exceed the Purchase Price, and claims in respect of breaches of the representations and warranties contained in Section 8.8 (Environmental Matters) will be recoverable solely and exclusively as set forth in Section 10.6.5.

10.6.4
The Indemnifying Party shall be liable only for Losses that are direct damages incurred by the Indemnifiable Party, except as provided in the next sentence.  The Indemnifying Party shall not be liable for any consequential, incidental, indirect, special or punitive damages, including loss of income, revenue, goodwill or profits or diminution in value, whether actual or prospective, in each case, except to the extent any such Losses are paid or payable (and subsequently paid) with respect to a Third Party Claim as to which an Indemnifiable Party is entitled to indemnification under this Agreement.

10.6.5
From and after the Closing, the sole and exclusive remedy of any Purchaser Indemnified Party in respect of Environmental Matters shall be recovery pursuant to the Environmental Insurance Policy, and the Purchaser Indemnified Parties hereby waive any and all rights and remedies against the Seller and its Affiliates under any Environmental Laws or relating to Environmental Matters, including for any breach of Section 8.8 (Environmental Matters).

10.6.6
Under no circumstances shall the aggregate liability of the Seller and its Affiliates under this Agreement (excluding the Seller's indemnification obligations under Section 10.1.1(c)) exceed the Purchase Price.

ARTICLE 11	TERMINATION
11.1	Conditions of Termination
This Agreement may be only terminated, by notice in writing, and the transactions contemplated hereby may only be abandoned prior to the Closing:
(a)	by the mutual written agreement of each of the Purchaser and the Seller;
(b)
by either Party if the Closing shall not have occurred on or before the six-month anniversary of the Execution Date provided, however, that the right to terminate pursuant to this Section 11.1(b) is not available to any Party whose breach of any provision of this Agreement results in or causes the failure of the Closing to be consummated by such time (it being understood that no Party shall be deemed in breach pursuant to this Section 11.1(b) as a result of any breach that was due, in whole or in part, to any breach or other action or omission of the other Party);

(c)
by either Party if any Law is enacted that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited, or if consummation of the transactions contemplated by this Agreement would violate any non-appealable final Order of any Governmental Authority; or

(d)
by the Purchaser if the condition precedent set forth in Section 5.2(b) is not fulfilled, or by the Seller if the condition precedent set forth in Section 5.3(a) is not fulfilled, in each case as a result of a breach, failure or misrepresentation which has not been cured within 20 Business Days of receiving written notice thereof from the terminating Party indicating that unless such breach, failure or misrepresentation is cured in accordance with this Section 11.1(d), the terminating Party intends to terminate this Agreement.

11.2	Consequences of Termination
In the event of termination of this Agreement in accordance with Section 11.1, this Agreement shall thereafter become void and have no effect, and no Party hereto shall have any liability or obligations to the other Party or their respective Affiliates, except for:
(a)	the obligations contained in this Section 11.2 and Sections 12.1 (Confidentiality), 12.2 (Public Announcements), 12.3 (Notices), 12.4 (Expenses and Taxes) and 12.12 (Governing Law; Venue); and
(b)	the obligations resulting from a willful breach of any obligations under this Agreement, provided such breach occurred prior to the termination of this Agreement.
ARTICLE 12	GENERAL PROVISIONS
12.1	Confidentiality
12.1.1	For the purposes of this Section 12.1:
(a)	subject to Section 12.1.2 below, "Confidential Information" shall mean:
(i)
(in relation to the obligations of the Purchaser) any and all information related to the Seller or its Affiliates or, prior to Closing, the Transferred Assets or the Assumed Liabilities or the Product Business or the WetVax Deliverable, as it exists as of the Execution Date, received or held by the Purchaser or its Representatives, whether oral or written;

(ii)
(in relation to the obligations of the Seller) any and all information related to the Purchaser or its Affiliates or, following Closing, the Transferred Assets or the Assumed Liabilities or the Product Business or the WetVax Deliverable, as it exists as of the Closing Date, received or held by the Seller or its Representatives, whether oral or written; and

(iii)	any of the terms, conditions or content of the discussions between the Parties with respect to, and the existence and the terms of, this Agreement and the other Ancillary Agreements; and
(b)
"Representatives" in respect of a Party shall mean any Affiliates or any directors, officers, employees, agents or advisors (including, without limitation, financial advisors, counsels and accountants) of such Party or any of its Affiliates.

12.1.2	Confidential Information shall however not include any information that:
(a)	is or becomes generally available to the public other than as a result of a disclosure by that Party or any of its Representatives in violation of this Section 12.1;
(b)
was lawfully in the possession of that Party or any of its Representatives prior to such information being received from the other Party or its Representatives free of any restriction as to its use and disclosure (as can be demonstrated by that Party's or its Representative's written records);

(c)
becomes available to that Party or any of its Representatives thereafter, provided that at the time of its receipt such information is not, to the best of that Party's and its Representative's knowledge, subject to any confidentiality or restricted-use obligation for the benefit of the other Party; or

(d)
is independently developed by that Party or any of its Representatives without reference to the other Party's Confidential Information (as can be demonstrated by that Party's or its Representative's written records).

Notwithstanding anything to the contrary in this Section 12.1.2, and for clarity, the provisions of clause (b) of this Section 12.1.2 shall not be available following the Closing for Confidential Information relating to the Transferred Assets or the Assumed Liabilities or the Product Business or the WetVax Deliverable, as it exists as of the Closing Date, received or held by the Seller, its Affiliates or their respective Representatives, whether oral or written.
12.1.3
Subject to the provisions of this Section 12.1, or unless otherwise agreed to in writing by the other Party, each of the Seller and the Purchaser hereby agrees not to (and to cause its Representatives not to):

(a)
disclose any Confidential Information to any Person other than its Representatives who need to know the Confidential Information for the purpose of the consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements; and

(b)
use any Confidential Information for any purpose other than in connection with (i) the performance of their respective obligations hereunder or to exercise or enforce their respective rights under this Agreement, any Ancillary Agreement (other than the Bulk Manufacturing Agreement and the Sublicense Agreement), or any other Contract pursuant to which the Seller or any of its Affiliates obtains rights to the Licensed Know-How, (ii) operate the business of the respective Party without violating any of the provisions under this Agreement or any Ancillary Agreement, or (iii) comply with applicable Law or the respective Party's or its Affiliates' respective regulatory, stock exchange, Tax or financing reporting requirements.

12.1.4
If a Party (the "Disclosing Party") (or its Representative) is, as per its legal counsel's written opinion, required by applicable Law, by applicable stock exchange regulation, by legal process, or for the purposes of enforcement of its rights under this Agreement, to disclose all or any portion of the Confidential Information, the Disclosing Party (or its Representative) may so disclose such Confidential Information, provided that the Disclosing Party shall, to the extent permitted by Law:

(a)	provide the other Party with prior written notice of such request or requirement so that the other Party may seek a protective order or other appropriate remedy;
(b)	exercise commercially reasonable efforts to narrow the scope of any such request or requirement and consult with the other Party to that effect; and
(c)
if such protective order or other remedy is not obtained, furnish only that portion of the Confidential Information which the Disclosing Party (or its Representative) is compelled to disclose and exercise commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such Confidential Information.

12.1.5
In the event of termination of this Agreement in accordance with Section 11.1, the Purchaser shall (and shall ensure that its Representatives shall) promptly, upon the Seller's written request, and in any event within 10 Business Days of such request return all copies of Confidential Information in its possession or in the possession of any of its Representatives and destroy all information or other documents derived from such Confidential Information.  Notwithstanding the foregoing, the Purchaser (and its Representatives) shall be permitted, subject to their continued compliance with the obligations specified in this Section 12.1, entitled to retain copies of any computer records and files containing such Confidential Information which have been created pursuant to its automatic electronic archiving and back up procedures.  If so requested by the Seller, the Purchaser shall confirm in writing that its undertakings relating to the return or destruction of any such Confidential Information have been complied with.

12.2	Public Announcements
12.2.1
Without limitation to Section 12.1 above (and subject always to Section 12.1.4 above), the Purchaser and the Seller shall consult with each other before issuing (or before any of its Affiliates issues) any press release or otherwise making (or any of its Affiliates makes) any public statements with respect to this Agreement or any Ancillary Agreement, the other Party's name or the transactions contemplated hereby and neither the Purchaser nor the Seller shall issue any such press release or make any such public statement without having submitted a draft thereof to the other Party at least 10 Business Days prior to issuance of such press release or public statement.  The issuance thereof shall not be made without the prior written approval of the other Party (such approval not to be unreasonably withheld or delayed).

12.2.2
Notwithstanding Section 12.2.1, the Parties agree that this Agreement and the Ancillary Agreements (and the exhibits and schedules hereto and thereto) and any financial statements relating to the Product, and any descriptions of the foregoing (collectively, the "Sensitive Information") may contain competitively sensitive information, the public disclosure of which would be competitively harmful.  The Parties agree that each Party shall notify the other Party prior to disclosing, filing or furnishing any Sensitive Information with the United States Securities and Exchange Commission or any counterpart under any foreign jurisdiction (a "Securities Regulator"), including as an exhibit to any registration statement or periodic report filed with a Securities Regulator, and shall give the other Party a reasonable opportunity to review and comment upon (a) any confidential treatment request to be submitted by the disclosing, filing or furnishing party with a Securities Regulator related to the Sensitive Information, (b) any redacted form of the Sensitive Information that the filing party intends to disclose, file or furnish in accordance with any other applicable Law and (c) any proposed public disclosure relating to the Sensitive Information.  The disclosing, filing or furnishing Party shall use its reasonable best efforts to ensure that all information reasonably requested by the non-disclosing, non-filing or non-furnishing party to be added to a confidential treatment request or redacted, as the case may be, is so added or redacted.  The redactions and requests for confidential treatment shall be made in a manner consistent with applicable Securities Regulator's regulations and guidance.  Each request shall seek the longest confidentiality term possible.  Any confidentiality request shall be submitted to and subject to the non-disclosing, non-filing or non-furnishing party's reasonable approval in advance of filing or furnishing.

12.2.3
For the avoidance of doubt, the provisions of this Section 12.2 shall not apply to the disclosure of the execution of this Agreement by the Parties, the disclosure of which (including any confidential treatment requests in respect of this Agreement) shall have been agreed upon by the Parties as of the Execution Date.  In addition, for clarity, nothing set forth in this Section 12.2, shall restrict any Party from making any Required Notifications or seeking any Antitrust Approvals or Consents in accordance with the provisions of this Agreement or any Ancillary Agreement.

12.3	Notices
12.3.1
Any notice or other communication provided for herein (the "Notice") or given hereunder to a Party must be (i) in writing, and sent by facsimile transmission (with a confirmation copy by express courier within one Business Day), delivered in person, or sent by a reputable express courier, and (ii) by e-mail, addressed as follows:

(a)	if to the Purchaser or any of its Affiliates:
Emergent BioSolutions Inc.
400 Professional Drive, Suite 400
Gaithersburg, MD 20879
Attention: General Counsel
Fax: 240-631-3203
Email: sarana@ebsi.com
(b)	if to the Seller or any of its Affiliates:
Sanofi Pasteur Biologics, LLC
1 Discovery Drive
Swiftwater, PA 18370

 Attention : Thomas A. Ghignone
Fax: 570-957-2701
Email: Thomas.Ghignone@sanofi.com
12.3.2	All such Notices shall be deemed given:
(a)	if delivered by facsimile or email transmission, upon electronic confirmation of receipt;
(b)	if delivered in person, upon actual receipt by the Person to receive delivery; or
(c)	if sent by overnight courier, be deemed given two Business Days following the day sent by express courier, provided that any such Notice delivered after 5:00 p.m. (local time) in the place of receipt or on a day that is not a Business Day shall not be deemed given or received until 9:00 a.m. (local time) on the next succeeding Business Day.
12.3.3
Any Party from time to time may change its address, email address, facsimile number or other information for the purpose of Notices to that Party by giving Notice specifying such change to the others Parties.

12.3.4
Except as otherwise expressly provided in this Agreement, all Notices shall be in English or, if in any other language, accompanied by a translation into English.  In the event of any conflict between the English text and the text in any other language, the English text shall prevail.

12.4	Expenses and Taxes
12.4.1
Except as expressly set forth otherwise in this Agreement and to the extent legally feasible, any and all payments to be made by one Party or its Affiliates to the other Party or its Affiliates as a result of or in connection with this Agreement shall be made solely by the Seller entity designated by the Seller to the Purchaser or by the Purchaser to the Seller entity designated by the Seller, as the case may be, it being understood that each Party will be then responsible for allocating the amounts thus received from the other Party to its Affiliates.

12.4.2
Except as otherwise agreed in writing, any and all payments to be made by one Party or its Affiliates to the other Party or its Affiliates as a result of or in connection with this Agreement shall originate from and be delivered to, a bank account that is located in the United States of America.  In addition, Acambis shall complete and submit to Purchaser or its Affiliates from time to time after the Closing Internal Revenue Form W-8BEN-E to the extent such Form W-8BEN-E is required to be filed by the Purchaser under the Internal Revenue Code.

12.4.3
Each Party shall pay all fees and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that the Parties agree that the Purchaser and the Seller shall equally pay all Transfer Taxes with respect to the transactions contemplated hereby.  Each Party will cooperate and consult with each other prior to filing Tax Returns in respect of Transfer Taxes and will cooperate and otherwise take all commercially reasonable efforts to obtain any exemptions for or refunds of Transfer Taxes.

12.4.4
The Seller shall be responsible for the timely filing (taking into account any extensions received from the relevant Governmental Authorities) of all Tax Returns required by Law to be filed with respect to the Transferred Assets for periods ending on or prior to the Closing Date.  All Taxes, other than Transfer Taxes with respect to the transactions contemplated hereby, indicated as due and payable on such Tax Returns shall be paid by the Seller when required by Law, except for such Taxes as may be contested by the Seller in good faith and pursuant to appropriate Legal Proceedings.

12.4.5
The Purchaser shall be responsible for the timely filing (taking into account any extensions received from the relevant Government Authorities) of all Tax Returns required by Law to be filed with respect to the Transferred Assets for the periods ending after the Closing Date.  All Taxes indicated as due and payable on such Tax Returns shall be paid by the Purchaser when required by Law, except for such Taxes as maybe contested by the Purchaser in good faith and pursuant to appropriate Legal Proceedings.

12.4.6	For clarity, this Section 12.4 shall survive any termination of this Agreement or any Closing, for the statute of limitations applicable to such underlying expenses or Taxes.
12.5	Amendments; Waiver
This Agreement may only be amended, supplemented or modified and any provision of this Agreement may only be waived, pursuant to a written instrument making specific reference to this Agreement and executed by duly Authorized Persons of the Parties.
12.6	Entire Agreement
This Agreement, together with the confidentiality agreement and the Ancillary Agreements, constitutes the entire understanding and agreement between the Parties with respect to the matters herein and supersedes any previous agreements, understandings, or statement of intent in each case, written or oral, of every nature between the Parties with respect to those matters.
12.7	Severability
The invalidity or unenforceability of any provision of this Agreement or the Ancillary Agreements shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect and the invalidity and unenforceability of this Agreement or the Ancillary Agreements shall not affect the validity or enforceability in any jurisdiction in which such determination had not been made except to the extent such invalidity or unenforceability causes such agreements to no longer contain all of the material provisions reasonably expected by the Parties to be contained.  The Parties, however, agree to substitute any invalid or unenforceable provision by a valid and enforceable provision which maintains, to the fullest extent possible, the respective interests of the Parties as established by the present terms and conditions of the Agreement.
12.8	Bulk Sales Statutes
Purchaser hereby waives compliance by Seller with the requirements and provisions of any applicable bulk sales or bulk transfer Laws in any jurisdiction that may otherwise be applicable in connection with the transactions under this Agreement.
12.9	Binding Effect; No Assignment; No Third Party Beneficiaries
12.9.1	This Agreement and the Ancillary Agreements shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.
12.9.2
Nothing in this Agreement, including Section 6.6 and Section 7.6, shall create or be deemed to create any third party beneficiary rights in any Person not Party to this Agreement, including any Transferred Employee, current or former employee, director or independent contractor or any other individual associated therewith, other than, as the context expressly requires, any Affiliate of the Seller which, according to the provisions of this Agreement, is intended to be a signatory to any of the Ancillary Agreements, or any Affiliate on behalf of which a right is created or a commitment is taken by the Seller pursuant to this Agreement.

12.9.3
No assignment of this Agreement or of any rights or obligations hereunder may be made by either Party without the prior written consent of the other Party, and any attempted assignment without such required consent shall be null and void ab initio; except that (a) the Seller may assign its rights under this Agreement to an Affiliate (provided that such assignee undertakes at the time of the assignment that if such assignee ceases to be an Affiliate of Seller such right will, immediately prior to the assignee ceasing to be an Affiliate, be re-assigned to the Seller or another of its Affiliates) and no such assignment will relieve the Seller of liability, and (b) the Purchaser may assign its rights under this Agreement to an Affiliate (provided that such assignee undertakes at the time of the assignment that if such assignee ceases to be an Affiliate of Purchaser such right will, immediately prior to the assignee ceasing to be an Affiliate, be re-assigned to the Purchaser or another of its Affiliates) and no such assignment will relieve the Purchaser of liability.  For the avoidance of doubt, this Section 12.9.3 applies solely to any assignment (in whole or in part) of this Agreement and nothing set forth in this Section 12.9.3 shall apply to any sale, assignment, transfer, delivery or other conveyance of the Transferred Assets by Purchaser after the Closing Date.

12.10	Specific Performance
The Parties agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, that monetary damages may be inadequate and that a party may have no adequate remedy at Law.  The Parties accordingly agree that, without the necessity of posting bond or other undertaking, the Parties hereto will be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Agreement, this being in addition to any remedy to which such Party is entitled under this Agreement.
12.11	Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by electronic communication, facsimile or otherwise) to the other Parties.
12.12	Governing Law; Venue
12.12.1
This Agreement shall be governed in all respects by the Laws of the State of New York, without regard to the principles of conflicts of Laws that might otherwise be applicable.  With respect to matters related to the CDC Agreement, the federal law of contracts shall govern, to the extent applicable.

12.12.2	Each Party hereby irrevocably and unconditionally:
(a)
submits for themselves, their Affiliates and their respective property in any legal action or proceeding relating to this Agreement to which they are a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the Courts of the State of New York sitting in New York County, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;

(b)
consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c)
agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Party at its address set forth in Section 12.3 or at such other address of which the administrative agent shall have been notified pursuant thereto; and

(d)
agrees that nothing herein shall affect the right of any Party hereto to effect service of process in any other manner permitted by Law or shall limit the right of any Party hereto to sue in any other jurisdiction.

12.13	Waiver of Jury Trial
To the extent permitted by Law, each Party hereto waives its right to trial by jury of any matter arising from this Agreement.
12.14	No Other Representation or Warranty
12.14.1
The representations and warranties provided in Article 8 are the only representations and warranties given by the Seller in connection with the Transferred Assets, the Facilities, the Product Business as it exists as of the Execution Date, and the transactions herein contemplated.  The representations and warranties made in this Agreement with respect to the Transferred Assets, the Facilities and the transactions herein contemplated are in lieu of all other representations and warranties the Seller or any of its Affiliates might have given the Purchaser, including implied warranties of merchantability and implied warranties of fitness for a particular purpose.

12.14.2
Except as expressly provided in Article 8, none of the Seller, its Affiliates nor any other Person acting on their behalf shall be deemed to have made any representation or warranty as to the accuracy or completeness of any projections, estimates, forecasts, forward-looking statements, pro-forma business plans, which were made available to the Purchaser in order to assist the Purchaser in making its own evaluation of the transactions contemplated herein.  The Purchaser acknowledges that such information relies on assumptions and that it has conducted its own investigation and analysis of such information and data and assumes any responsibility in connection with the relevance of the use of such information for its own analyses.

12.14.3	The Purchaser acknowledges that:
(a)
all representations and warranties other than those provided in Article 8 that the Seller, its Affiliates or anyone purporting to represent the Seller or its Affiliates gave or might have given, or which might be provided or implied by applicable Law or commercial practice with respect to the Transferred Assets, the Facilities and the transactions herein are hereby expressly excluded; and

(b)
none of the Seller, its Affiliates nor any other Person acting on their behalf shall have or be subject to any Liability or indemnification obligation to the Purchaser, its Affiliates or any other Person acting on their behalf under this Agreement resulting from any material Disclosed to the Purchaser as of the Execution Date; provided, however, that this clause (b) will under no circumstances qualify any claim for indemnification by, or Liability of the Seller or its Affiliates to, the Purchaser or its Affiliates under this Agreement in respect of the Fundamental Warranties.

12.14.4
The Seller acknowledges that the Purchaser makes no representations and warranties to the Seller in respect of transfer of the Transferred Assets or the assumption of the Assumed Liabilities other than as provided in Article 9.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective Authorized Persons on the day and year first above written.

Sanofi Pasteur Biologics, LLC

By:  /s/ Frank A. Epifano
Name:  Frank A. Epifano
Title:    Director and Treasurer

Acambis Research LTD.

By:  /s/ Frank A. Epifano
Name:  Frank A. Epifano
Title:    Attorney-in-fact

Emergent BioSolutions Inc. By: /s/ Daniel Abdun-Nabi Name: Daniel Abdun-Nabi Title: President and Chief Executive Officer

[Signature Page to the Asset Purchase Agreement]

Schedule 3.1.2

 Milestone Events and Milestone Payments

Milestone Event	Milestone Payment
Submission of the BLA supplement (the "Proposed PAS") to CBER of the Product [***].	$12,500,000
Prior to or at Closing, filling of unlabeled vials of the Product in the quantities set forth below [***]. [***] (the "Second Milestone Event")	$7,500,000
CBER approval of the Proposed PAS [***]. [***]	$7,500,000

Table 1

Description	Specification
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]

[***] INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.